Filed Pursuant to Rule 424(b)(3)
Registration No. 333-174284

PROSPECTUS

EnergySolutions, Inc.

EnergySolutions, LLC

Offer to Exchange

$300,000,000 Outstanding 10.75% Senior Notes due 2018

for $300,000,000 Registered 10.75% Senior Notes due 2018

EnergySolutions, Inc. and EnergySolutions, LLC are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange an aggregate principal amount of up to $300,000,000 of our 10.75% senior notes due 2018 (which we refer to as the “exchange notes”) for an equal principal amount of our outstanding 10.75% senior notes due 2018. When we refer to “old notes,” we are referring to the outstanding 10.75% senior notes due 2018. The exchange notes will represent the same debt as the old notes and we will issue the exchange notes under the same indenture as the old notes.

The exchange offer expires at 5:00 p.m., New York City time, on June 28, 2011, unless extended.

Terms of the Exchange Offer

•	We will exchange notes for all old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

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The terms of the exchange notes are identical in all material respects (including principal amount, interest rate, maturity and redemption rights) to the old notes for which they may be exchanged, except that the exchange notes generally will not be subject to transfer restrictions or be entitled to registration rights and the exchange notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

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Certain of our subsidiaries will guarantee our obligations under the exchange notes, including the payment of principal of, premium, if any, and interest on the notes. These guarantees of the exchange notes will be senior unsecured obligations of the subsidiary guarantors.

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The exchange of old notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. See the discussion under the caption “Certain U.S. Federal Tax Considerations.”

•	There is no existing market for the exchange notes to be issued, and we do not intend to apply for listing or quotation on any securities exchange or market.

An investment in the exchange notes involves risks. You should carefully review the risk factors beginning on page 14 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives exchange notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The accompanying letter of transmittal relating to the exchange offer states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will amend or supplement this prospectus in order to expedite or facilitate the disposition of any exchange notes by such broker-dealers. See “Plan of Distribution.”

Prospectus dated May 31, 2011.

We have not authorized anyone to give you any information or to make any representations about the exchange offer we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representation about this matter that is not discussed, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer to sell securities under applicable law.

In determining whether to participate in the exchange offer, investors must rely on their own examination of the issuer and the terms of the exchange notes and the exchange offer, including the merits and risks involved. The securities offered by this prospectus have not been recommended by any federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data and forecasts based on market research, consultant surveys, publicly available information, industry publications, analyst reports and surveys and our own estimates based on our management’s knowledge of and experience in the markets and industry in which we operate. We believe these estimates are reasonable as of the date of this prospectus. However, we have not independently verified any of the data from third-party sources and have not ascertained the underlying economic assumptions relied upon therein. This information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size. In addition, consumption patterns, consumer preferences and the competitive landscape can and do change. As a result, you should be aware that the market and industry data included in this prospectus, and our estimates and beliefs based on such data, may not be reliable. We do not make any representations as to the accuracy of such market and industry data.

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CERTAIN TERMS USED IN THIS PROSPECTUS

In this prospectus, unless otherwise indicated or the context otherwise requires:

•	“EnergySolutions,” “our company,” “we,” “our” and “us” refer to EnergySolutions, Inc., a Delaware corporation, and its consolidated subsidiaries.

•	The “issuers” refers to EnergySolutions, Inc., a Delaware corporation, and EnergySolutions, LLC, a Utah limited liability company.

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The “old notes” refers to the issuers’ currently outstanding 10.75% senior notes due 2018. The offering of old notes was made only to qualified institutional buyers under Rule 144A and to persons outside the United States under Regulation S and, accordingly, was exempt from registration under the Securities Act.

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The “exchange notes” refers to the issuers’ new 10.75% senior notes due 2018 offered in the exchange offer. The terms of the exchange notes offered in the exchange offer are substantially identical to the terms of the old notes, except that the exchange notes will be registered under the Securities Act and will not be subject to restrictions on transfer or provisions relating to additional interest.

•	The “notes” refers collectively to the old notes and the exchange notes.

•	The “initial purchasers” refers to J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., collectively.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 under the Securities Act that registers the exchange notes that will be offered in exchange for the old notes. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the notes. The rules and regulations of the SEC allow us to omit from this document certain information contained in the registration statement.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of any document we file at prescribed rates by writing to the Public Reference Section of the Securities Exchange Commission at that address. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information about us, including our SEC filings, is also available on our corporate website www.energysolutions.com; however, unless incorporated by reference, neither that information nor any information contained on any of our websites, is a part of this prospectus or any accompanying prospectus supplement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information in other documents that we file with it, which means that we can disclose important business and financial information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus or a prospectus supplement. We incorporate by reference in this prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the termination of the offering under this prospectus (other than any

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information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K unless we specifically state in such Current Report that such information is to be considered “filed” under the Exchange Act, or we incorporate it by reference into a filing under the Securities Act or the Exchange Act):

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Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (as amended by Amendment No. 1 on Form 10-K/A and including information specifically incorporated by reference into the Annual Report on Form 10-K from our definitive proxy statement filed on April 25, 2011);

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011; and

•	Current Report on Form 8-K filed on March 31, 2011.

Notwithstanding the foregoing, we are not incorporating any document or information deemed to have been furnished and not filed in accordance with SEC rules. You may obtain a copy of any or all of the documents referred to above which may have been or may be incorporated by reference into this prospectus (excluding certain exhibits to the documents) at no cost to you by writing or telephoning us at the following address:

EnergySolutions, Inc.

423 West 300 South, Suite 200

Salt Lake City, Utah 84101

Attention: Chief Financial Officer

Telephone: (801) 649-2000

To obtain timely delivery of any of our filings, agreements or other documents, you must make your request to us no later than June 21, 2011. In the event that we extend the exchange offer, you must submit your request at least five business days before the expiration date of the exchange offer, as extended. We may extend the exchange offer in our sole discretion. See “Exchange Offer” for more detailed information.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward looking statements that involve risks and uncertainties Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Forward-looking statements can also be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans” and “predicts” and similar terms. Forward looking statements are not guarantees of future performance and our actual results may differ significantly from the results discussed in the forward looking statements. Factors that might cause such differences include, but are not limited to, those discussed in the subsection entitled “Risk Factors.” We undertake no obligation to revise or update any forward looking statements for any reason, except as required by law.

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SUMMARY

This summary does not contain all the information that may be important to you. You should carefully read this prospectus in its entirety before making an investment decision. In particular, you should read the section titled “Risk Factors” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus as well as in the documents incorporated by reference in this prospectus.

Our Company

We are a leading provider of a broad range of nuclear services to government and commercial customers who rely on our expertise to address their recurring needs throughout the lifecycle of their nuclear operations. Our broad range of nuclear services includes engineering, in-plant support services, spent nuclear fuel management, decontamination and decommissioning (“D&D”), operation of nuclear reactors, logistics, transportation, processing and low-level radioactive waste (“LLRW”) disposal. We also own and operate strategic processing and disposal facilities that complement our services and uniquely position us to provide a single source solution to our customers.

We derive almost 100% of our revenue from the provision of nuclear services, and we believe that virtually every company or organization in the United States that holds a nuclear license uses our services or facilities, directly or indirectly. Our government customers include the U.S. Department of Energy (“DOE”), U.S. Department of Defense (“DOD”) and U.K. Nuclear Decommissioning Authority (“NDA”). Our commercial customers include many of the largest owners and operators of nuclear power plants in the United States, including Constellation Energy Group, Inc., Duke Energy Corporation, Entergy Corporation, Exelon Corporation (“Exelon”) and Florida Power & Light Company. We have entered into long-term arrangements, which we refer to as “life-of-plant” contracts, with nuclear power and utility companies that own and/or operate 84 of the 104 operating nuclear reactors in the United States. Under these life-of-plant contracts, we have typically agreed to process and dispose of substantially all LLRW and mixed low-level waste (“MLLW”) generated by our customers’ nuclear power plants, and ultimately the waste materials generated from the D&D of those plants. Our commercial customers also include hospitals, pharmaceutical companies, research laboratories, universities with research reactors, industrial facilities, and other commercial facilities.

We operate strategic facilities designed for the safe processing and disposal of radioactive materials, including a facility in Clive, Utah, four facilities in Tennessee and two facilities in Barnwell, South Carolina. According to the U.S. Government Accountability Office, our facility in Clive, Utah is the largest privately owned LLRW disposal site in the United States and currently handles over 95% of all commercial LLRW (which includes medical waste, activated metals, manufacturing materials and medical and technological research materials) disposal volume in the country. We estimate that LLRW accounts for more than 90% of the volume but less than 1% of the radioactivity of all radioactive by-products. We also manage ten sites in the United Kingdom with 22 reactors for the NDA, of which four are currently operating and producing electricity and 18 are in various stages of decommissioning. We have a comprehensive portfolio of nuclear processing technology and know-how, supported by approximately 280 patents that we own or are licensed to use. As of December 31, 2010, we had more than 5,000 employees, including more than 1,000 scientists and engineers and 250 radiation and safety professionals. Approximately 3,500 of our employees are located at the ten sites we manage in the United Kingdom. We also manage approximately 160 employees at various DOE sites. We have received multiple awards for our safety record.

We provide nuclear services to government and commercial customers in the United States and internationally primarily through four reporting segments: Federal Services; Commercial Services; Logistics, Processing and Disposal (“LP&D”); and International. When a project involves the provision of specialized on-site nuclear services, as well as processing and disposal services, our Federal Services or Commercial Services segment, depending on the type of customer, coordinates with our LP&D segment to provide those specialized services. We actively seek to minimize contract risk across segments and, in 2010, approximately 96% of our revenue was derived from cost-reimbursable or unit-rate contracts.

Our Competitive Strengths

We believe that the following strengths support our competitive position in the nuclear services industry:

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Unique, integrated capabilities. The specialized on-site management, engineering and technological expertise we provide to government and commercial customers is complemented by our unique processing and disposal facilities, enabling us to provide integrated customer solutions. Access to our own strategic processing and disposal facilities enables us to complete a broad range of projects efficiently and cost-effectively. For example, our license stewardship project to decommission Exelon’s two shut-down nuclear reactors in Zion, Illinois involves both our on-site technical services and our off-site LP&D capabilities and facilities to achieve project efficiency and cost control. We believe that this ability to offer integrated services distinguishes us from competitors that must coordinate their efforts with third party contractors to offer a comparable range of services, thereby incurring significant costs and longer timeframes to replicate a similar range of services.

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Strategic processing and disposal facilities. According to the U.S. Government Accountability Office, we are the largest non-government owner and operator of facilities in the United States for the disposal of LLRW and MLLW. We estimate that LLRW accounts for more than 90% of the volume but less than 1% of the radioactivity of all radioactive by-products. Due to government regulations and political and siting issues, no new commercial LLRW disposal site has been able to obtain the necessary permits and licenses to operate since our Clive, Utah facility was licensed in 1988. We handle the majority of the DOE’s off-site LLRW disposal business and over 95% of the LLRW generated in the United States that is disposed of in commercial sites. There are significant political and regulatory barriers to entry to provide comparable services.

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Consistent free cash flow generation. Our financial performance and consistent free cash flow generation is supported by our government and commercial customers’ recurring expenditures for nuclear services, our use of cost-plus, long-term contracts and the modest capital expenditures required to deliver our services. Our focus on the back end of the nuclear fuel cycle positions us to capture recurring revenue associated with on-going site operations at commercial nuclear facilities and long-term spending for the remediation of legacy nuclear sites by agencies of the U.S. and U.K. governments. In 2010, approximately 96% of our revenues were derived from cost-reimbursable or unit-rate contracts, substantially reducing the impact to our margins from cost overruns or project delays. Additionally, we possess an existing asset base that requires only modest capital expenditures. We have historically applied free cash flow to reduce debt, including repayments of $90.7 million of debt under our term loan facilities during the three years ended December 31, 2010.

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Long-term contracts with attractive customer base. We provide nuclear services to a broad range of customers, including the DOE, DOD and NDA, commercial power and utility companies, research laboratories, universities and other entities with nuclear related products or operations. We generate the majority of our revenues and cash flow from customers with whom we have long-term relationships. For example, our life-of-plant contracts with nuclear power and utility companies generally cover the operating life of a nuclear reactor through its decommissioning. Although a life-of-plant contract may be terminated before decommissioning is complete, we typically expect the initial term of these contracts to be in excess of 10 years. We currently possess life-of-plant contracts with nuclear power and utility companies that own and/or operate 84 of the 104 operating reactors in the United States and provide services to the remaining nuclear reactors through other contracts. Contracts with our government customers, such as the DOE, generally last five years with the possibility of an additional five-year extension. In the United Kingdom, NDA contracts generally are for five years with potentially up to two additional five-year extensions. We believe the longevity of our customer relationships combined with the credibility we have developed with our customers is a differentiator as we pursue new contracts.

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Broad, specialized solutions offering. We possess a comprehensive portfolio of nuclear services focused on the back-end of the nuclear fuel cycle that we deliver to government and commercial customers. We believe our breadth of services, strategic assets, extensive experience and proven credentials position us to pursue a wide range of nuclear services contracts. This combination allows us to respond to specific, technical customer needs in an industry that often requires customized solutions. In addition, we believe the scale of our operations positions us to pursue large nuclear services contracts, including opportunities to serve as a lead prime contractor for major government projects with the DOE, DOD, NDA and other government agencies.

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Project management and technological expertise. The nuclear services industry faces a shortage of highly trained professionals, and we believe our human capital serves as a core competitive advantage and allows us to offer a broad range of services. We have considerable nuclear related project management capabilities for large, customized projects required by our customers. In addition, we have a substantial portfolio of nuclear processing technology and know-how, supported by approximately 280 patents that we own or are licensed to use that enable us to participate in a wide range of projects involving materials with varying levels of radioactivity. For example, we employ proprietary technologies to transport high-level radioactive materials safely to on-site independent spent fuel storage installations. In addition, we use specialized radioactive materials processing technologies, such as vitrification and metal melting, which are currently in demand by the DOE and are an important factor in procuring prime government contracts.

Our Strategy

Our objective is to continue to be a leading global provider of nuclear services by leveraging our differentiated assets, technologies and human capital. We intend to pursue this objective through the following strategies:

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Disciplined growth of core business. We have intensified our focus in delivering solutions that meet the evolving and recurring needs of our government and commercial customers. Our broad set of services focused on the back-end of the nuclear fuel cycle combined with our strategic processing and disposal facilities puts us in a unique position to deliver customized solutions to our customers. We are actively working with our customers to identify incremental opportunities to leverage our capabilities for their benefit. By focusing on solutions, we believe we can deepen our customer relationships, increase our share of each customer’s spending on services and compete for incremental contracts as they arise.

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Pursue government contracting opportunities. We pursue both Tier 1 and Tier 2 government contracting opportunities and have a substantial base of existing projects under contract that provide a consistent and recurring level of revenues at visible margins. These contracts typically last five years with the possibility of an additional five year extension, which, in our experience, is generally granted. In addition, we estimate that over $30 billion of U.S. government nuclear services contracts will be awarded within the next five years, and we expect to bid on a significant portion of these contracts. We believe that we have the expertise and scale to be a leading member of consortia pursuing Tier 1 contract opportunities. For example, in May 2008, the consortium that we jointly lead with URS Corporation was selected by the DOE to store, retrieve and treat tank waste and close the tank farms at the DOE’s Hanford site under a cost-reimbursable plus fee contract valued at approximately $7.1 billion over 10 years, which includes a five-year base period with options to extend the contract for up to five additional years. We have a 40% interest in this consortium. We also have significant staff presence at the Oak Ridge and Savannah River DOE sites. In addition, in the United Kingdom, we are currently a prime contractor for the NDA. Moreover, much of the near-term prime contracting work for the DOE and the NDA will require expertise in complex D&D and handling radioactive materials, areas in which we have substantial technological capabilities and operational experience.

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Expand existing commercial business. We believe that the breadth of our nuclear services, our technological expertise and our proprietary processing and disposal facilities will enable us to deepen our relationships with existing commercial customers and pursue new commercial customers. Many of the specialized nuclear services that we offer are not core competencies of nuclear power and utility companies. As we deepen our relationships with these companies and provide unique solutions to their nuclear and environmental needs, we believe that they will increasingly outsource these services to us.

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Focus on decommissioning of shut-down U.S. reactors. We are actively marketing our integrated D&D services for shut-down reactors to nuclear power and utility companies. Our unique license stewardship initiative for shut-down reactors allows us to potentially accelerate D&D activities by several years. Under our license stewardship model, we would obtain our own Nuclear Regulatory Commission (“NRC”) license for a reactor site and enter into a turn-key contract with a utility through which we would acquire the plant for nominal consideration. We would then be compensated for the work performed from the decommissioning trust funds transferred from the existing owner. After we have completed the D&D of the plant, we would return the restored site to its original owner. This novel approach offers our customers cost certainty and the advantage of near-term site restoration. We believe that we are well-positioned to compete for this D&D outsourcing work because our integrated service platform, together with our on-site D&D experience, enables us to efficiently and cost-effectively complete decommissioning and disposal of the radioactive materials at these shut-down sites. In December 2007, we entered into a license stewardship agreement with Exelon, under which we have become the licensee for Exelon’s two nuclear reactors in Zion, Illinois. Pursuant to this agreement, we have assumed full responsibility for the decommissioning and site restoration at the Zion plant and will be compensated from the decommissioning trust fund for our work at the Zion plant. For more information regarding the terms of our agreement with Exelon, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Exelon Agreement” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which is incorporated by reference in this prospectus.

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Expand international operations in selected markets. We intend to focus on the long-term strategic interests of our international customers by providing a wide range of engineering and technical services to facilitate in country disposition of internationally generated radioactive waste. We believe there are substantial near-term opportunities for us to market our nuclear services to international, commercial and government customers. For example, the NDA’s latest estimate for its long term decommissioning and clean up liability is £40.8 billion, after taking into account discount rates. The NDA has spent an average of £2.6 billion per annum on its decommissioning and clean up efforts since 2005/2006. Through our U.S. based, on-site decommissioning and nuclear services business, U.K. based LLRW handling and disposition services and reputation and experience, we are positioned to bid for prime contracts under the NDA’s program. In addition to performing work in the United Kingdom, we are also pursuing opportunities in other regions, such as Asia. For example, in January 2010, we were selected to design and supply a liquid waste processing system to serve two new reactors at Yangjiang in Guangdong Province, China. The contract includes an option to provide the same system for two additional reactors to be built at the same site. The new reactors are being constructed by China Nuclear Power Engineering Company and China Nuclear Power Design Company, which are subsidiaries of China Guangdong Nuclear Power Holding Corporation. These new CPR1000 reactors are being built as part of the extensive nuclear new build program in China. We expect this project to represent a significant technical milestone as it breaks new ground in China’s move towards ever cleaner energy production. We are actively pursuing other similar opportunities in China and other countries.

Refinancing Transactions

In connection with the offering of the old notes and as a condition thereto, we entered into a new senior secured credit facility, which we refer to as our senior secured credit facility, consisting of $105.0 million revolving credit facility (including a $100.0 million sub-limit for letters of credit) and a $560.0 million term loan. The net proceeds from that offering and $250.0 million of borrowings from the term loan were used primarily to refinance our existing revolving credit facility and term loan facilities and pay transaction fees and expenses. The remaining $310.0 million of proceeds from the term loan are held in a restricted cash account as collateral for our reimbursement obligations with respect to letters of credit, which replaced our existing $100.0 million synthetic letter of credit facility and provides credit support for a $200.0 million letter of credit that is required under our agreement with Exelon. We refer to the foregoing transactions as the “Refinancing Transactions.” For more information regarding the terms of our senior secured credit facility, see “Description of Other Indebtedness.” For more information regarding the terms of our agreement with Exelon, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Exelon Agreement” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which is incorporated by reference in this prospectus.

Summary of the Terms of the Exchange Offer

On August 13, 2010, we completed an offering of $300,000,000 aggregate principal amount of old 10.75% senior notes due August 15, 2018. The offering of the old notes was made only to qualified institutional buyers under Rule 144A and to persons outside the United States under Regulation S and, accordingly, was exempt from registration under the Securities Act.

Notes offered	Up to $300,000,000 aggregate principal amount of new 10.75% senior notes due August 15, 2018, registered under the Securities Act.

The terms of the exchange notes offered in the exchange offer are substantially identical to the terms of the old notes, except that the exchange notes will be registered under the Securities Act and will not be subject to restrictions on transfer or provisions relating to additional interest. The exchange notes will bear a different CUSIP or ISIN number from the old notes and will not entitle their holders to registration rights.

The exchange offer	You may exchange old notes for exchange notes.

Resale of the exchange notes	We believe the exchange notes that will be issued in the exchange offer may be resold by most investors without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions. You should read the discussion under the heading “The Exchange Offer” for further information regarding the exchange offer and the ability to resell the exchange notes.

Consequences of failure to exchange the old notes	You will continue to hold old notes that remain subject to their existing transfer restrictions if:

•	you do not tender your old notes; or

•	you tender your old notes and they are not accepted for exchange.

With some limited exceptions, we will have no obligation to register the old notes after we consummate the exchange offer. See “The Exchange Offer—Terms of the Exchange Offer” and “The Exchange Offer—Consequences of Failure to Exchange.”

Expiration date	The exchange offer will expire at 5:00 p.m., New York City time, on June 28, 2011, or the expiration date, unless we extend it, in which case expiration date means the latest date and time to which the exchange offer is extended.

Interest on the exchange notes	The exchange notes will accrue interest from the most recent date to which interest has been paid or provided for on the old notes or, if no interest has been paid on the old notes, from the date of original issue of the old notes.

Conditions to the exchange offer	The exchange offer is subject to several customary conditions. We will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer if we determine in our reasonable judgment that the exchange offer violates applicable law, any applicable interpretation of the SEC or its staff or any order of any governmental agency or court of competent jurisdiction. The foregoing conditions are for our sole benefit and may be waived by us. In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for any such old notes if:

•	at any time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part; or

•	at any time any stop order is threatened or in effect with respect to the qualification of the indenture governing the notes under the Trust Indenture Act of 1939.

See “The Exchange Offer—Conditions.” We reserve the right to terminate or amend the exchange offer at any time prior to the expiration date upon the occurrence of any of the foregoing events.

Procedures for tendering old notes	If you wish to accept the exchange offer, you must submit required documentation and effect a tender of old notes pursuant to the procedures for book-entry transfer (or other applicable procedures), all in accordance with the instructions described in this prospectus and in the relevant letter of transmittal. See “The Exchange Offer—Procedures for Tendering,” “The Exchange Offer—Book Entry Transfer” and “The Exchange Offer—Guaranteed Delivery Procedures.”

Guaranteed delivery procedures	If you wish to tender your old notes, but cannot properly do so prior to the expiration date, you may tender your old notes according to the guaranteed delivery procedures set forth in “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal rights	Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of old notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in “The Exchange Offer—Exchange Agent” prior to 5:00 p.m. on the expiration date.

Acceptance of old notes and delivery of exchange notes	Except in some circumstances, any and all old notes that are validly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. The exchange notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. See “The Exchange Offer—Terms of the Exchange Offer.”

Certain U.S. federal tax consequences	We believe that the exchange of the old notes for the exchange notes will not constitute a taxable exchange for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

Exchange agent	Wells Fargo Bank, National Association is serving as the exchange agent.

The Exchange Notes

The terms of the exchange notes offered in the exchange offer are identical in all material respects to the terms of the old notes, except that the exchange notes will:

•	be registered under the Securities Act and therefore will not be subject to restrictions on transfer;

•	not be subject to provisions relating to additional interest;

•	bear a different CUSIP or ISIN number from the old notes;

•	not entitle their holders to registration rights; and

•	be subject to terms relating to book-entry procedures and administrative terms relating to transfers that differ from those of the old notes.

Co-Issuers	EnergySolutions, Inc. and EnergySolutions, LLC. EnergySolutions, Inc. is a Delaware corporation and EnergySolutions, LLC is a Utah limited liability company. EnergySolutions, LLC is a direct subsidiary of EnergySolutions, Inc. and holds all of our operating subsidiaries. As a result, the consolidated financial statements of EnergySolutions, Inc. reflect the financial condition and results of operations of both EnergySolutions, Inc. and EnergySolutions, LLC.

Notes offered	$300,000,000 aggregate principal amount of 10.75% senior notes due August 15, 2018.

Maturity	The exchange notes mature on August 15, 2018.

Interest	The exchange notes will bear interest at a rate of 10.75% per annum, payable semi-annually.

Interest payment dates	On February 15 and August 15 of each year, commencing August 15, 2011.

Guarantees	The exchange notes will be unconditionally guaranteed by certain of our domestic subsidiaries on a senior unsecured basis.

Ranking	The exchange notes will be senior unsecured obligations of the issuers and accordingly, they will:

•	be effectively subordinated to all secured obligations of the issuers, including our senior secured credit facility, to the extent of the value of assets securing such debt;

•	be structurally subordinated to all liabilities of each of our subsidiaries that does not guarantee the notes;

•	rank pari passu in right of payment to all existing and future senior debt of the issuers; and

•	rank senior in right of payment to all future subordinated debt of the issuers.

Similarly, the guarantees will be the guarantors’ senior unsecured obligations and accordingly, they will:

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be effectively subordinated to our and the guarantors’ secured obligations, including our senior secured credit facility and related guarantees, to the extent of the value of assets securing such debt;

•	rank pari passu in right of payment to all of the guarantors’ existing and future senior debt; and

•	rank senior in right of payment to all of the guarantors’ future subordinated debt.

Optional redemption	We may redeem some or all of the exchange notes at any time on or after August 15, 2014 at the redemption prices specified in this prospectus under “Description of Notes—Optional Redemption.” We may also redeem, at any time prior to August 15, 2014, some or all of the exchange notes pursuant to a make-whole provision as described in this prospectus under “Description of Notes—Optional Redemption.”

In addition, at any time and from time to time prior to August 15, 2013, we may redeem up to 35% of the aggregate principal amount of the exchange notes using the proceeds of one or more qualified equity offerings at the redemption price set forth in this prospectus under “Description of Notes—Optional Redemption.”

Change of control	Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding exchange notes at 101% of their principal amount plus accrued and unpaid interest to the purchase date. See “Description of Notes—Change of Control” and “Risk Factors—Risks Relating to the Notes—We may not be able to repurchase the notes upon a change of control.”

Certain covenants	The issuers will issue the exchange notes under an indenture among the issuers, the guarantors and Wells Fargo Bank, National Association, as trustee. The indenture governing the exchange notes contains, among other things, certain covenants limiting our ability and the ability of our restricted subsidiaries to:

•	incur or guarantee additional indebtedness;

•	pay dividends or make other restricted payments;

•	make certain investments;

•	create or incur liens;

•	sell assets and subsidiary stock;

•	transfer all or substantially all of our assets or enter into a merger or consolidation transactions; and

•	enter into certain transactions with our affiliates.

However, these limitations are subject to a number of important qualifications and exceptions. For more details, see “Description of Notes—Certain Covenants.”

Risk factors	See “Risk Factors” and the other information included or incorporated in this prospectus for a discussion of factors you should carefully consider before deciding to exchange your old notes for exchange notes.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents summary historical consolidated financial and other data for our business as of the dates and for the periods indicated. The financial data as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements that are incorporated by reference in this prospectus. The balance sheet data as of December 31, 2008 has been derived from our audited consolidated financial statements that are not incorporated by reference in this prospectus. The financial data as of March 31, 2011 and for the three month periods ended March 31, 2010 and 2011 have been derived from our unaudited condensed consolidated financial statements that are incorporated by reference in this prospectus. We have prepared our unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for the fair presentation of our financial position and operating results for such periods. The interim results are not necessarily indicative of results for the year ending December 31, 2011 or for any other period.

You should read the following data together with our financial statements included elsewhere in this prospectus , as well as the information contained under “Risk Factors,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which are included or incorporated by reference in this prospectus.

	Year ended			Three months ended
(in thousands of dollars)	December 31, 2008	December 31, 2009	December 31, 2010	March 31, 2010	March 31, 2011
Statement of Operations Data:
Revenues	$1,791,631	$1,623,893	$1,752,042	$485,890	$522,267
Cost of revenues	(1,544,438)	(1,409,596)	(1,553,508)	(440,719)	(475,638)

Gross profit	247,193	214,297	198,534	45,171	46,629
Selling, general and administrative expenses	(129,430)	(123,955)	(132,542)	(30,779)	(33,407)
Impairment of goodwill	—	—	(35,000)	—	—
Equity in income of unconsolidated joint ventures	3,167	7,573	13,120	2,363	1,400

Income from operations	120,930	97,915	44,112	16,755	14,622
Interest expense	(44,595)	(30,403)	(71,487)	(8,676)	(18,050)
Other income (expenses), net	(8,723)	(961)	36,659	(173)	15,428

Income before income taxes and noncontrolling interests	67,612	66,551	9,284	7,906	12,000
Income tax expense	(21,098)	(14,588)	(29,204)	(1,922)	(1,182)

Net income (loss)	46,514	51,963	(19,920)	5,984	10,818
Less: Net income attributable to noncontrolling interests	(1,333)	(1,131)	(2,081)	(151)	(909)

Net income (loss) attributable to EnergySolutions	$45,181	$50,832	$(22,001)	$5,833	$9,909

Balance Sheet Data (end of period):
Working capital(1)	$92,550	$120,238	$153,615	$118,252	$154,515
Cash and cash equivalents	48,448	15,913	60,192	44,883	69,574
Total assets	1,550,712	1,511,175	3,425,499	1,629,788	3,478,481
Total debt	566,757	524,111	840,160	525,111	839,344
Statement of Cash Flows Data:
Net cash flows provided by (used in):
Operating activities	$103,109	$52,183	$111,320	$39,202	$15,855
Investing activities	(27,276)	(25,079)	(34,269)	(2,027)	(3,345)
Financing activities	(52,626)	(64,157)	(33,058)	(5,153)	(1,401)
Other Data:
Amortization of intangible assets(2)	$28,250	$25,271	$25,686	$6,436	$6,558
Capital expenditures	26,629	24,389	17,034	2,027	3,800

(1)	Consists of current assets less current liabilities.
(2)	Represents the non-cash amortization of intangible assets such as permits, technology, customer relationships and non-compete agreements acquired through our acquisitions. Portions of this non-cash amortization expense are included in both cost of revenues and selling, general and administrative expenses.

RISK FACTORS

Any investment in the notes involves a high degree of risk. You should carefully consider the risks described below and all of the information contained or incorporated by reference in this prospectus before deciding whether to purchase the notes. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations or affect your investment in the notes. If any of those risks actually occur, our business, financial condition and results of operations could suffer and the value of the notes could be adversely affected. The risks discussed below also include forward looking statements and our actual results may differ substantially from those discussed in these forward looking statements. See “Forward-Looking Statements” in this prospectus.

Risks Relating to the Notes

Our level of indebtedness following the offering may adversely affect our ability to operate our business, remain in compliance with debt covenants, react to changes in the economy or our industry and prevent us from making payments on our indebtedness, including the notes.

As of March 31, 2011, we had total indebtedness of approximately $839.3 million, and unused availability of approximately $89.1 million under our new revolving credit facility (including unused letters of credit). This level of indebtedness will require us to devote a material portion of our cash flow to our debt service obligations.

Our level of indebtedness could have important consequences to you, as a holder of the notes, including the following:

•

a substantial portion of our cash flows from operations will be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes, including investment in our operations, future business opportunities or strategic acquisitions, capital expenditures and other general corporate purposes;

•	it may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	it could make us more vulnerable to downturns in general economic or industry conditions or in our business;

•

it may limit, along with the financial and other restrictive covenants in the agreements governing our indebtedness, our ability to dispose of assets or borrow money for our working capital requirements, capital expenditures, acquisitions, debt service requirements and general corporate or other purposes; and

•	it may make it more difficult for us to satisfy our obligations with respect to our indebtedness, including the notes.

Despite our existing indebtedness, we may still incur more debt, which could exacerbate the risks described above.

We may be able to incur substantial additional indebtedness in the future. Although covenants under the indenture governing the notes and the credit agreement governing our senior secured credit facility will limit our ability to incur certain additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. In addition to the $105.0 million available under the revolving credit facility, which is part of our senior secured credit facility, we will have the option to increase the aggregate commitment under the term loan portion of our senior secured credit facility in an aggregate amount of up to $150.0 million subject to certain conditions, including compliance with the covenants in the notes offered hereby. To the extent that we incur additional indebtedness, the risks associated with our leverage described above, including our possible inability to service our debt, including the notes, would increase.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations, including the notes, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including the notes. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement governing our senior secured credit facility and the indenture governing the notes will restrict our ability to dispose of assets and use the proceeds from any such dispositions. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. See “Description of Other Indebtedness” and “Description of Notes.”

If we cannot make scheduled payments on our debt, we will be in default and, as a result, holders of the notes could declare all outstanding principal and interest to be due and payable, the lenders under our senior secured credit facility could terminate their commitments to loan money and foreclose against the assets securing the borrowings under such credit agreement and we could be forced into bankruptcy or liquidation, in each case, which could result in your losing your investment in the notes.

Our ability to repay the notes depends on the performance of our subsidiaries, including our non-guarantor subsidiaries, and their ability to make payments or distributions.

We conduct a significant portion of our operations through our subsidiaries. Accordingly, repayment of our indebtedness, including the notes, is dependent, to a significant extent, on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the notes, our subsidiaries do not have any obligation to pay amounts due on the notes or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture governing the notes will limit the ability of certain of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the notes.

Covenants in the agreement governing our senior secured credit facility and the indenture governing the notes may restrict our ability to pursue our business strategies.

In connection with the offering of the old notes and as a condition thereto, we entered into a new senior secured credit facility that replaced our existing credit arrangements. The operating and financial restrictions and covenants in the agreement governing our senior secured credit facility and the indenture governing the notes will adversely affect our ability to finance future operations or capital needs or to engage in other business activities. The agreement governing our senior secured credit facility and/or the indenture governing the notes will limit our ability to, among other things:

•	incur or guarantee additional debt and issue preferred stock;

•	redeem and/or repay certain debt;

•	pay dividends or make distributions in respect of our common stock or make certain other restricted payments;

•	create or incur liens;

•	enter into sale-leaseback transactions;

•	make certain types of loans, investments or acquisitions;

•	enter into transactions with affiliates;

•	enter new lines of business;

•	enter into guarantees for, and investments into, certain subsidiaries and joint ventures;

•	make certain capital expenditures;

•	engage in certain asset sales; and

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions.

In addition, our senior secured credit facility contains financial covenants requiring us to maintain specified maximum leverage and minimum cash interest coverage ratios.

These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to obtain financing and take advantage of merger and acquisition and other corporate opportunities.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants. Failure to comply with these covenants (or similar covenants contained in future financing agreements) could result in a default under the applicable indebtedness, which, if not cured or waived, could have a material adverse effect on our financial condition and liquidity.

In the event of any default under our senior secured credit facility, the lenders thereunder:

•	would not be required to lend any additional amounts to us;

•	could elect to declare all borrowings thereunder, together with accrued and unpaid interest and fees, to be due and payable;

•	could require us to apply all of our available cash to repay these borrowings; and/or

•	could foreclose against the assets securing these borrowings;

any of which could ultimately result in an event of default under the notes.

If the indebtedness under our senior secured credit facility were to be accelerated, our assets may not be sufficient to repay such indebtedness in full. In such circumstances, we could be forced into bankruptcy or liquidation and, as a result, you could lose your investment in the notes. See “Description of Other Indebtedness—Senior Secured Credit Facility.”

The notes will be structurally subordinated to all indebtedness of our existing or future subsidiaries that do not guarantee the notes, and under certain circumstances, the subsidiaries will be released from their guarantees.

The notes will, subject to certain exceptions, be guaranteed by each of our existing and subsequently acquired or organized subsidiaries that guarantee our senior secured credit facility. Except for such subsidiary guarantors of the notes, our subsidiaries will have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. The notes will be structurally subordinated to all indebtedness and other obligations of any non-guarantor subsidiary such that, in the event of insolvency, liquidation, reorganization, dissolution or other winding up of any subsidiary that is not a guarantor, all of such subsidiary’s creditors (including trade creditors and preferred stockholders, if any) would be entitled to payment in full out of such subsidiary’s assets before we would be entitled to any payment.

Our non-guarantor subsidiaries accounted for $1,205.9 million, or 68.8%, of our total revenue; $36.0 million, or 81.7%, of our operating income; and $14.8 million, or 27.2%, of our total depreciation, amortization and accretion expense for the year ended December 31, 2010. These subsidiaries accounted for $404.0 million, or 77.4%, of our total revenue; $18.8 million, or 128.5%, of our operating income; and $9.6 million, or 47.5%, of our total depreciation, amortization and accretion expense for the three month period ended March 31, 2011. These subsidiaries had total assets of $2,364.5 million, or 68.0%, of our total assets as of March 31, 2011.

In addition, our subsidiaries that provide, or will provide, guarantees of the notes will be automatically released from such guarantees upon the occurrence of certain events, including the following:

•	the designation of such subsidiary guarantor as an unrestricted subsidiary;

•	the release or discharge of any guarantee or indebtedness that resulted in the creation of the guarantee of the notes by such subsidiary guarantor; or

•	the sale or other disposition, including the sale of substantially all the assets, of such subsidiary guarantor.

If any such subsidiary guarantee is released, no holder of the notes will have a claim as a creditor against any such subsidiary and the indebtedness and other liabilities, including trade payables and preferred stock, if any, whether secured or unsecured, of such subsidiary will be effectively senior to the claim of any holders of the notes. See “Description of Notes—Subsidiary Guarantees.”

Your right to receive payments on the notes is effectively subordinated to the right of lenders who have security interests in our assets, to the extent of the value of those assets.

Our obligations under the notes and the obligations of the guarantors of the notes under their guarantees are unsecured and, therefore, are effectively subordinated to our secured obligations and the secured obligations of our existing or future guarantors, to the extent of the value of the assets securing such obligations. Each of our existing and subsequently acquired or organized direct or indirect domestic subsidiaries will provide guarantees of our senior secured credit facility, subject to certain exceptions, which will be secured by a first-lien security interest in substantially all of our and such subsidiary guarantors’ assets.

If we are declared bankrupt or insolvent, or if we default under our senior secured credit facility, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders under the credit agreement governing the senior secured credit facility could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indenture governing the notes at such time. In any such event, because the notes will not be secured by any of our assets or the equity interests in the guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See “Description of Other Indebtedness.”

As of March 31, 2011, we had $543.1 million of secured indebtedness.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of certain kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest to the purchase date. The source of funds for any such purchase of the notes will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes upon a change of control because we may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control. Further, our ability to repurchase the notes may be limited by law or by the agreements governing our other existing or future indebtedness. Specifically, we will be contractually restricted under the terms of the credit agreement governing our senior secured credit facility from repurchasing all of the notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase the notes, unless we are able to refinance or obtain a waiver under our senior secured credit facility. If we fail to repurchase the notes after we are required to do so, we will go into default under the indenture governing the notes and under the credit agreement governing our senior secured credit facility.

If a change of control were to occur, we cannot assure you that we would have sufficient funds to repay debt outstanding under the senior secured credit facility or any securities which we would be required to offer to purchase or that become immediately due and payable as a result. We may require additional financing from third parties to fund any such purchases, and we cannot assure you that we would be able to obtain financing on satisfactory terms, or at all.

Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the incurrence of the guarantee of the notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the guarantee of the notes could be voided as a fraudulent transfer or conveyance if the guarantor (a) incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (b) received less than reasonably equivalent value or fair consideration in return for incurring the guarantee and, in the case of (b) only, one of the following is also true at the time thereof:

•	the guarantor was insolvent or rendered insolvent by reason of the incurrence of the guarantee;

•	the notes or the incurrence of the guarantee left the guarantor with an unreasonably small amount of capital to carry on its business;

•	the guarantor intended to, or believed that it would, incur debts beyond such guarantor’s ability to pay as they mature; or

•	the guarantor was engaged in a business or transaction or about to engage in such business or transaction for which its assets constituted unreasonably small capital to carry on its business.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee if such guarantor did not substantially benefit directly or indirectly from the issuance of the notes.

We cannot be certain as to the standards a court would use to determine whether or not the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, whether the guarantees would be subordinated to any of our guarantors’ other debt. In general, however, a court would deem an entity insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

Each guarantee of the notes will contain a provision designed to limit the subsidiary guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. However, there is some doubt as to whether this provision is effective to protect such guarantee from being voided under fraudulent transfer law. In a recent Florida bankruptcy case, a similar provision was found to be ineffective to protect the guarantees.

If a court were to find that the incurrence of a guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under such guarantee or subordinate such guarantee to presently existing and future indebtedness of the related guarantor, or require the holders of the notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of a subsidiary’s guaranty could result in an event of default with respect to our and such subsidiary’s other debt that could result in acceleration of such debt.

Because each guarantor’s liability under its guarantee may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors.

You will have the benefit of the guarantees by the guarantors. However, these guarantees are limited to the maximum amount that the guarantors are permitted to guarantee under applicable law. As a result, a guarantor’s liability under its guarantee could be reduced to zero, depending upon the amount of other obligations of such guarantor. Further, under the circumstances discussed more fully above, a court under federal or state fraudulent conveyance and transfer statutes could avoid the obligations under a guarantee or further subordinate it to all other obligations of the subsidiary guarantor. In addition, you will lose the benefit of a particular guarantee if it is released under certain circumstances described under “Description of Notes—Subsidiary Guarantees.”

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to our company or the notes, if any, could cause the liquidity or market value of the notes to decline.

The notes have been rated by nationally recognized statistical rating agencies and may in the future be rated by additional rating agencies. We also have corporate ratings assigned by rating agencies. We cannot assure you that any rating assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant. Any downgrade, suspension or withdrawal of a rating by a rating agency could reduce the liquidity or market value of the notes.

Risks Relating to the Exchange Offer

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the exchange notes.

The exchange notes will constitute a new issue of securities for which there is no established trading market. We do not intend to have the exchange notes listed on a national securities exchange or to arrange for quotation on any automated dealer quotation systems. The initial purchasers of the old notes have advised us that they intend to make a market in the exchange notes, as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to make a market in the exchange notes and they may discontinue their market-making activities at any time without notice. Therefore, we cannot assure you as to the development or liquidity of any trading market for the exchange notes. The liquidity of any market for the exchange notes will depend on a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

Historically, the market for debt securities similar to the exchange notes has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. We cannot assure you that the market, if any, for the exchange notes will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which you may sell your exchange notes. Therefore, we cannot assure you that you will be able to sell your exchange notes at a particular time or that the price you receive when you sell will be favorable.

You may not receive the exchange notes in the exchange offer if the exchange offer procedures are not properly followed.

We will issue the exchange notes in exchange for your old notes only if you properly tender the old notes before expiration of the exchange offer. Neither we nor the exchange agent are under any duty to give notification of defects or irregularities with respect to the tenders of the old notes for exchange. If you are the beneficial holder of old notes that are held through your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such notes in the exchange offer, you should promptly contact the person through whom your old notes are held and instruct that person to tender on your behalf.

Broker-dealers may become subject to the registration and prospectus delivery requirements of the Securities Act and any profit on the resale of the exchange notes may be deemed to be underwriting compensation under the Securities Act.

Any broker-dealer that acquires exchange notes in the exchange offer for its own account in exchange for old notes which it acquired through market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the exchange notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

If you do not exchange your old notes, they may be difficult to resell.

It may be difficult for you to sell old notes that are not exchanged in the exchange offer, since any old notes not exchanged will continue to be subject to the restrictions on transfer described in the legend on the global security representing the outstanding old notes. These restrictions on transfer exist because we issued the old notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. Generally, the old notes that are not exchanged for exchange notes will remain restricted securities. Accordingly, those old notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

The market price for the new notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the new notes offered hereby. The market for the new notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of your new notes.

THE EXCHANGE OFFER

The following contains a summary of the material provisions of the exchange offer being made pursuant to the registration rights agreement, dated August 13, 2010, which we refer to as the registration rights agreement, with respect to the old notes, among us, the subsidiary guarantors and the initial purchasers of the old notes. It does not contain all of the information that may be important to an investor in the exchange notes.

Terms of the Exchange Offer

General

In connection with the issuance of the old notes, we entered into a registration rights agreement with the initial purchasers, which provides for the exchange offer.

Under the registration rights agreement, we have agreed:

•

to use our commercially reasonable efforts to file with the SEC the registration statement, of which this prospectus is a part, with respect to a registered offer to exchange the old notes for the exchange notes;

•

to commence the exchange offer promptly after the effectiveness of this registration statement and to use our commercially reasonable efforts to complete the exchange offer within 60 days of the effective date.

We will keep the exchange offer open for the period required by applicable law, but in any event for at least 20 business days.

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. Exchange notes will be issued in exchange for an equal principal amount of outstanding old notes accepted in the exchange offer. Old notes may be tendered only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. This prospectus, together with the letter of transmittal, is being sent to all registered holders as of May 31, 2011. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. However, the obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain customary conditions as set forth herein under “—Conditions.”

Old notes shall be deemed to have been accepted as validly tendered when, as and if we have given oral or written notice of such acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purposes of receiving the exchange notes and delivering exchange notes to such holders.

Based on interpretations by the Staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-111 Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that the exchange notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder of such exchange notes, other than any such holder that is a broker-dealer or an “affiliate” of us within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	such exchange notes are acquired in the ordinary course of business;

•	at the time of the commencement of the exchange offer such holder has no arrangement or understanding with any person to participate in a distribution of such exchange notes; and

•	such holder is not engaged in and does not intend to engage in a distribution of such exchange notes.

We have not sought and do not intend to seek a no-action letter from the SEC, with respect to the effects of the exchange offer, and there can be no assurance that the Staff would make a similar determination with respect to the exchange notes as it has in previous no-action letters. Holders cannot rely on the position of the Staff of the SEC enunciated in previous no-action letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

By tendering old notes in exchange for relevant exchange notes, and executing the letter of transmittal for such notes, each holder will represent to us that:

•	any exchange notes to be received by it will be acquired in the ordinary course of business;

•	it has no arrangements or understandings with any person to participate in the distribution of the old notes or exchange notes within the meaning of the Securities Act; and

•	it is not our “affiliate,” as defined in Rule 405 under the Securities Act.

If such holder is a broker-dealer, it will also be required to represent that it will receive the exchange notes for its own account in exchange for old notes acquired as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of exchange notes. See “Plan of Distribution.” If such holder is not a broker-dealer, it will be required to represent that it is not engaged in and does not intend to engage in the distribution of the exchange notes. Each holder, whether or not it is a broker-dealer, also will be required to represent that it is not acting on behalf of any person that could not truthfully make any of the foregoing representations contained in this paragraph. If a holder of old notes is unable to make the foregoing representations, such holder may not rely on the applicable interpretations of the Staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction unless such sale is made in compliance with the provisions of Rule 144 under the Securities Act or another available exemption from the registration requirements of the Securities Act.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. Each letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Upon consummation of the exchange offer, any old notes not tendered will remain outstanding and continue to accrue interest at the rate of 10.75%, but, with limited exceptions, holders of old notes who do not exchange their old notes for exchange notes pursuant to the exchange offer will no longer be entitled to registration rights and will not be able to offer or sell their old notes unless such old notes are subsequently registered under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the Securities Act and applicable state securities laws. With limited exceptions, we will have no obligation to effect a subsequent registration of the old notes.

Expiration Date; Extensions; Amendments; Termination

The expiration date for the exchange offer shall be 5:00 p.m., New York City time, on June 28, 2011, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date for the exchange offer shall be the latest date to which the exchange offer is extended.

To extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will notify the holders of old notes by means of a press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date for the exchange offer. Such an announcement will include disclosure of the approximate aggregate principal amount of old notes tendered to date and may state that we are extending the exchange offer for a specified period of time.

In relation to the exchange offer, we reserve the right to:

•

delay acceptance of any old notes, to extend the exchange offer or to terminate the exchange offer and not permit acceptance of old notes not previously accepted if any of the conditions set forth under “—Conditions” shall have occurred and shall not have been waived by us prior to the expiration date, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•	amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of old notes.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice of such delay, extension or termination or amendment to the exchange agent. If the terms of the exchange offer are amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the old notes of such amendment.

Without limiting the manner in which we may choose to make public an announcement of any delay, extension or termination of the exchange offer, we shall have no obligations to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Interest on the Exchange Notes

The exchange notes will accrue interest at the rate of 10.75% per annum, accruing interest from the last interest payment date on which interest was paid on the corresponding old note surrendered in exchange for such exchange note to the day before the consummation of the exchange offer, and thereafter, provided, that if an old note is surrendered for exchange on or after a record date for the notes for an interest payment date that will occur on or after the date of such exchange and as to which interest will be paid, interest on the exchange note received in exchange for such old note will accrue from the date of such interest payment date. Interest on the exchange notes is payable on February 15 and August 15 of each year, commencing August 15, 2011. No additional interest will be paid on old notes tendered and accepted for exchange except as provided in the registration rights agreement.

Procedures for Tendering

To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile of such letter of transmittal, have the signatures on such letter of transmittal guaranteed if required by such letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile, together with any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. In addition, either

•

a timely confirmation of a book-entry transfer of old notes into the exchange agent’s account at DTC, pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date with the letter of transmittal; or

•	the holder must comply with the guaranteed delivery procedures described below.

We will issue exchange notes only in exchange for old notes that are timely and properly tendered. The method of delivery of the letter of transmittal and all other required documents is at the election and risk of the note holders. If such delivery is by mail, it is recommended that registered or certified mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery and you should carefully follow the instructions on how to tender the old notes. No letters of transmittal or other required documents should be sent to us. Delivery of all letters of transmittal and other documents must be made to the exchange agent at its address set forth below. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your old notes or the tenders thereof.

The tender by a holder of old notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor” institution within the meaning of Rule 17Ad-15 under the Exchange Act, each of which we refer to as an Eligible Institution, unless the old notes tendered pursuant to such letter of transmittal or notice of withdrawal, as the case may be, are tendered (1) by a registered holder of old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or (2) for the account of an Eligible Institution.

If a letter of transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, submit with such letter of transmittal evidence satisfactory to us of their authority to so act.

All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered old notes will be determined by us in our sole discretion, such determination being final and binding on all parties. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes that, if accepted, would, in the opinion of counsel for us, be unlawful. We also reserve the absolute right to waive any irregularities or defects with respect to tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. None of us, the exchange agent or any other person will be under any duty to give notification of defects or irregularities with respect to tenders of old notes, nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In addition, we reserve the right in our sole discretion, subject to the provisions of each indenture pursuant to which the notes are issued, to:

•	purchase or make offers for any old notes that remain outstanding subsequent to the expiration date or, as set forth under “—Conditions,” to terminate the exchange offer;

•	redeem the old notes as a whole or in part at any time and from time to time, as set forth under “Description of Notes—Optional Redemption;” and

•	purchase the old notes in the open market, in privately negotiated transactions or otherwise, to the extent permitted under applicable law.

The terms of any such purchases or offers could differ from the terms of this exchange offer.

Acceptance of Old Notes for Exchange; Delivery of Exchange Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, all old notes properly tendered will be accepted promptly after the expiration date, and the exchange notes of the same series will be issued promptly after acceptance of such old notes. See “—Conditions.” For purposes of the exchange offer, old notes shall be deemed to have been accepted as validly tendered for exchange when, as and if we have given oral or written notice thereof to the exchange agent. For each old note accepted for exchange, the holder of such series of old notes will receive an exchange note of the same series having a principal amount equal to that of the surrendered old note.

In all cases, issuance of exchange notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

•	a timely book-entry confirmation of such old notes into the exchange agent’s account at the book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal; and

•	all other required documents.

If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, such unaccepted or such non-exchanged old notes will be returned without cost to the tendering holder of such notes, if in certificated form, or credited to an account maintained with such book-entry transfer facility as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer such old notes into the exchange agent’s account for the relevant notes at the book-entry transfer facility in accordance with such book-entry transfer facility’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at one of the addresses set forth below under “—Exchange Agent” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

Exchanging Book-Entry Notes

The exchange agent and the book-entry transfer facility have confirmed that any financial institution that is a participant in the book-entry transfer facility may utilize the book-entry transfer facility Automated Tender Offer Program, or ATOP, procedures to tender old notes.

Any participant in the book-entry transfer facility may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer such old notes into the exchange agent’s account for the relevant notes in accordance with the book-entry transfer facility’s ATOP procedures for transfer. However, the exchange for the old notes so tendered will only be made after a book-entry confirmation of the book-entry transfer of such old notes into the exchange agent’s account for the relevant notes, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by the book-entry transfer facility and received by the exchange agent and forming part of a book-entry confirmation, that states that the book-entry transfer facility has received an express acknowledgement from a participant tendering old notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant.

Guaranteed Delivery Procedures

If the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an Eligible Institution;

•

prior to the expiration date, the exchange agent receives by facsimile transmission, mail or hand delivery from such Eligible Institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, that:

(1)	sets forth the name and address of the holder of the old notes and the principal amount of old notes tendered,

(2)	states the tender is being made thereby, and

(3)	guarantees that within three New York Stock Exchange, or NYSE, trading days after the date of execution of the notice of guaranteed delivery, a book-entry confirmation and any other documents required by the letter of transmittal will be deposited by the Eligible Institution with the exchange agent; and

•

a book-entry confirmation and all other documents required by the letter of transmittal are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal of Tenders

Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date at the address set forth below under “—Exchange Agent.” Any such notice of withdrawal must:

•	specify the name of the person having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of such old notes;

•

specify the number of the account at the book-entry transfer facility from which the old notes were tendered and specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility;

•	contain a statement that such holder is withdrawing its election to have such old notes exchanged;

•

be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the old notes register the transfer of such old notes in the name of the person withdrawing the tender; and

•	specify the name in which such old notes are registered, if different from the person who tendered such old notes.

All questions as to the validity, form, eligibility and time of receipt of such notice will be determined by us, in our sole discretion, such determination being final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the tendering holder of such notes without cost to such holder, in the case of physically tendered old notes, or credited to an account maintained with the book-entry transfer facility for the old notes promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “—Procedures for Tendering” and “—Book-Entry Transfer” above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions

Notwithstanding any other provision in the exchange offer, we shall not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time prior to 5:00 p.m., New York City time, on the expiration date, we determine in our reasonable judgment that the exchange offer violates applicable law, any applicable interpretation of the Staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time, prior to the expiration date, in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for any such old notes, if at any such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of each of the indentures governing the notes under the Trust Indenture Act of 1939. We are required to use our commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement at the earliest practicable date.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered & Certified Mail: Wells Fargo Bank, National Association Corporate Trust Operations MAC N9303-121 PO Box 1517 Minneapolis, MN 55480	By Regular Mail or Overnight Courier: Wells Fargo Bank, National Association Corporate Trust Operations MAC N9303-121 Sixth & Marquette Avenue Minneapolis, MN 55479

In Person by Hand Only: Wells Fargo Bank, National Association 12th Floor - Northstar East Building Corporate Trust Operations 608 Second Avenue South Minneapolis, MN 55402	By Facsimile (for Eligible Institutions only): (612) 667-6282 For Information or Confirmation by Telephone: (800) 344-5128

Fees and Expenses

The expenses of soliciting tenders pursuant to the exchange offer will be borne by us. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitations may be made by telegraph, telephone, telecopy or in person by our officers and regular employees.

We will not make any payments to or extend any commissions or concessions to any broker or dealer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.

The expenses to be incurred by us in connection with the exchange offer will be paid by us, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. If, however, exchange notes or old notes for principal amounts not tendered or accepted for exchange are to be registered or issued in the name of any person other than the registered holder of the old notes tendered, or if tendered old notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer, then the amount of any such transfer taxes imposed on the registered holder or any other persons will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Accounting Treatment

We will record the exchange notes at the same carrying value of the old notes reflected in our accounting records on the date the exchange offer is completed. Accordingly, we will not recognize any gain or loss for accounting purposes upon the exchange of exchange notes for old notes. We will amortize certain expenses incurred in connection with the issuance of the exchange notes over the respective terms of the exchange notes.

Consequences of Failure to Exchange

Holders of old notes who do not exchange their old notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such old notes as set forth in the legend on such old notes as a consequence of the issuance of the old notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the old notes under the Securities Act. To the extent that old notes are tendered and accepted pursuant to the exchange offer, the trading market for untendered and tendered but unaccepted old notes could be adversely affected due to the liquidity of the market for the old notes being diminished. In addition, the restrictions on the ability to transfer the old notes may make the old notes less attractive to potential investors than the exchange notes.

USE OF PROCEEDS

We will not receive cash proceeds from the issuance of the exchange notes under the exchange offer. In consideration for issuing the exchange notes in exchange for old notes as described in this prospectus, we will receive old notes of equal principal amount. The old notes surrendered in exchange for the exchange notes will be retired and canceled.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and restricted cash and our capitalization as of March 31, 2011. This information should be read in conjunction with “Selected Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements that are incorporated by reference in this prospectus.

(in thousands)
Cash and cash equivalents	$69,574
Restricted cash	336,021

Total cash and cash equivalents and restricted cash	$405,595

Debt:
Term loan facility	$543,073
Senior notes	296,271

Total debt	839,344

Stockholders’ equity
Preferred stock, $0.01 par value, 100,000,000 shares authorized; no shares issued and outstanding	—
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 88,769,403 shares issued and outstanding	888
Additional paid-in capital	500,384
Accumulated other comprehensive loss	(21,800)
Retained earnings	12,077

Total EnergySolutions stockholders’ equity	491,549
Noncontrolling interests	3,811

Total stockholders’ equity	495,360

Total capitalization	$1,334,704

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents selected historical consolidated financial and other data for our business as of the dates and for the periods indicated. The financial data for periods prior to November 20, 2007, the date of the completion of our initial public offering, represents the results of EnergySolutions, LLC, which holds all of our operating subsidiaries and which became a direct subsidiary of EnergySolutions, Inc. upon the completion of our initial public offering. The financial data as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 have been derived from the audited consolidated financial statements that are incorporated by reference in this prospectus. The financial data as of December 31, 2006, 2007 and 2008 and for the years ended December 31, 2006 and 2007 have been derived from our audited consolidated financial statements that are not incorporated by reference in this prospectus. The financial data as of March 31, 2011 and for the three month periods ended March 31, 2010 and 2011 have been derived from our unaudited condensed consolidated financial statements that are incorporated by reference in this prospectus. We have prepared our unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for the fair presentation of our financial position and operating results for such periods. The interim results are not necessarily indicative of results for the year ending December 31, 2011 or for any other period.

You should read the following data together with the financial statements included elsewhere in this prospectus , as well as the information contained under “Risk Factors,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which are included or incorporated by reference in this prospectus.

	EnergySolutions
(in thousands of dollars)	Year ended December 31, 2006(1)	Year ended December 31, 2007(2)	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010	Three months ended March 31, 2010	Three months ended March 31, 2011
Statement of operations data:
Revenues	$427,103	$1,092,613	$1,791,631	$1,623,893	$1,752,042	$485,890	$522,267
Cost of revenues	(235,867)	(896,086)	(1,544,438)	(1,409,596)	(1,553,508)	(440,719)	(475,638)

Gross profit	191,236	196,527	247,193	214,297	198,534	45,171	46,629
Selling, general and administrative expenses	(101,262)	(121,948)	(129,430)	(123,955)	(132,542)	(30,779)	(33,407)
Impairment of goodwill	—	—	—	—	(35,000)	—	—
Equity in income of unconsolidated joint ventures	—	1,373	3,167	7,573	13,120	2,363	1,400

Income from operations	89,974	75,952	120,930	97,915	44,112	16,755	14,622
Interest expense	(68,566)	(75,432)	(44,595)	(30,403)	(71,487)	(8,676)	(18,050)
Other income (expense)	3,113	1,991	(8,723)	(961)	36,659	(173)	15,428

Income before income taxes and noncontrolling interests	24,521	2,511	67,612	66,551	9,284	7,906	12,000
Income tax (expense) benefit	2,342	(11,318)	(21,098)	(14,588)	(29,204)	(1,922)	(1,182)

Net income (loss)	26,863	(8,807)	46,514	51,963	(19,920)	5,984	10,818
Less: Net income attributable to noncontrolling interests	—	(92)	(1,333)	(1,131)	(2,081)	(151)	(909)

Net income (loss) attributable to EnergySolutions	$26,863	$(8,899)	$45,181	$50,832	$(22,001)	$5,833	$9,909

	EnergySolutions
(in thousands of dollars)	Year ended December 31, 2006(1)	Year ended December 31, 2007(2)	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010	Three months ended March 31, 2010	Three months ended March 31, 2011
Balance sheet data (end of period):
Working capital(3)	$32,136	$69,739	$92,550	$120,238	$153,615	$118,252	$154,515
Cash and cash equivalents	4,641	36,366	48,448	15,913	60,192	44,883	69,574
Total assets	1,157,205	1,624,950	1,550,712	1,511,175	3,425,499	1,629,788	3,478,481
Total debt	764,167	606,967	566,757	524,111	840,160	525,111	839,344
Statement of Cash Flows Data:
Net cash flows provided by (used in):
Operating activities	$69,756	$152,796	$103,109	$52,183	$111,320	$39,202	$15,855
Investing activities	(471,764)	(211,838)	(27,276)	(25,079)	(34,269)	(2,027)	(3,345)
Financing activities	371,851	91,934	(52,626)	(64,157)	(33,058)	(5,153)	(1,401)
Other data:
Ratio of earnings to fixed charges(4)	1.4x	1.0x	2.5x	3.0x	1.1x	1.6x	1.7x

(1)	Includes the results of operations of BNG America LLC (“BNGA”), Duratek, Inc. (“Duratek”) and Safeguard International Solutions, Ltd. (renamed ESEU Services Limited (“ESEU Services”)) from the dates of their acquisitions in February 2006, June 2006 and December 2006, respectively.
(2)	Includes the results of operations of Parallax, RSMC, NUKEM and Monserco from the dates of their acquisitions in January 2007, June 2007, July 2007 and December 2007, respectively.
(3)	Consists of current assets, less current liabilities.
(4)	For purposes of calculating these ratios, “earnings” consists of earnings before income taxes and noncontrolling interests, less equity in income of unconsolidated joint ventures, less net income (loss) attributed to noncontrolling interests, plus dividends of unconsolidated joint ventures, plus fixed charges (excluding capitalized interest). The term “fixed charges” consists of interest expense, the amortization of debt issuance costs and an estimate of interest as a component of rental expense.

DESCRIPTION OF OTHER INDEBTEDNESS

Concurrently with the completion of the offering of the old notes on August 13, 2010, we established a new senior secured credit facility, which consists of a senior secured term loan in an aggregate principal amount of $560.0 million and a senior secured revolving credit facility in an aggregate principal amount of $105.0 million. The borrower under our senior secured credit facility is EnergySolutions, LLC, and the borrower’s obligations are guaranteed by EnergySolutions, Inc. and each of our direct or indirect domestic subsidiaries (other than (a) ZionSolutions, LLC, which was established for the purpose of our license stewardship project to decommission Exelon’s two shut-down nuclear reactors in Zion, Illinois, as well as up to five other special purpose subsidiaries that may be established for similar license stewardship projects and (b) certain other non-operating or immaterial subsidiaries). The obligations under the senior secured credit facility are secured by a lien on substantially all of the assets of EnergySolutions, Inc., EnergySolutions, LLC and each of our domestic subsidiary guarantors, including a pledge over the equity interests of the Borrower and each of our domestic subsidiary guarantors (which pledge excludes the equity interests in ZionSolutions, LLC and other special purpose subsidiaries, as well as any other subsidiary whose organizational documentation prohibits such pledge, and is limited, in the case of voting equity interests of a foreign subsidiary, to 65% of such equity interests except to the extent such equity interests cannot be pledged under the laws of the jurisdiction of organization of such foreign subsidiary). In the event of default, the lenders have standard creditor remedies, including the right to foreclose on the pledged assets.

In addition to our senior secured credit facility, under certain circumstances, EnergySolutions, LLC may obtain incremental loan facilities and incremental revolving commitments of up to $150.0 million. If the interest rate spread applicable to any incremental facility exceeds the interest rate spread applicable to an existing credit facility of comparable class by more than 25 basis points, then the interest rate spread for such existing credit facility will be automatically increased by such amount as would be necessary to eliminate such excess over 25 basis points. In addition, borrowings under any incremental facility are subject to restrictions in the notes.

Borrowings under the senior secured credit facility bear interest at a rate equal to:

(1)   in the case of the term loan, Adjusted LIBOR plus 4.50%, or ABR plus 3.50%;

(2)   in the case of the revolving credit facility, Adjusted LIBOR plus 4.50%, or ABR plus 3.50%; and

(3)   in the case of revolving letters of credit, a per annum fee equal to the spread over Adjusted LIBOR under the revolving credit facility, along with a fronting fee and issuance and administration fees.

“Adjusted LIBOR” is defined as, with respect to any interest period, the London interbank offered rate for such interest period, adjusted for any applicable statutory reserve requirements; provided that Adjusted LIBOR, when used in reference to the term loan, will at no time be less than 1.75% per annum.

“ABR” is defined as the highest of (a) the administrative agent’s Prime Rate, (b) the Federal Funds Effective Rate plus 1/2 of 1.00% and (c) the Adjusted LIBOR from time to time for an interest period of one month, plus 1.00%; provided that ABR, when used in reference to the term loan, shall at no time be less than 2.75% per annum.

The term loan amortizes in equal quarterly installments on the last day of each March, June, September and December in aggregate annual amounts equal to 0.25% of the original principal amount of the term loan, with the balance being payable on August 13, 2016.

The borrower will be required to prepay borrowings under the senior secured credit facility with (1) 100% of the net cash proceeds received from non-ordinary course asset sales or other dispositions, or as a result of a casualty or condemnation, subject to reinvestment provisions and other customary carveouts, (2) 100% of the net proceeds received from the issuance of debt obligations other than certain permitted debt obligations, and (3) 50% of excess cash flow (as defined in the senior secured credit facility), reduced by the aggregate amount of term loans optionally prepaid during the applicable fiscal year if our leverage ratio is greater than or equal to 3.0 to 1.0, and 25% of excess cash flow if our leverage ratio is less than 3.0 to 1.00 and greater than or equal to 1.0 to 1.0. The borrower will not be required to prepay borrowings with excess cash flow if our leverage ratio is less than or equal to 1.0 to 1.0.

The senior secured credit facility requires us to maintain a leverage ratio (based upon the ratio of indebtedness for money borrowed to consolidated adjusted EBITDA, as defined in the senior secured credit facility) and an interest coverage ratio (based upon the ratio of consolidated adjusted EBITDA to consolidated cash interest expense), which are tested quarterly. Failure to comply with these financial ratio covenants would result in an event of default under the senior secured credit facility and, absent a waiver or an amendment from the lenders, preclude the borrower from making further borrowings under the senior secured credit facility and permit the lenders to accelerate all outstanding borrowings under the senior secured credit facility.

The senior secured credit facility also contains a number of affirmative and restrictive covenants, including limitations on mergers, consolidations and dissolutions; sales of assets; investments and acquisitions; indebtedness; liens; affiliate transactions; maximum capital expenditures; and dividends and restricted payments. The senior secured credit facility contains events of default for non-payment of principal and interest when due, cross default and cross acceleration provisions and an event of default that would be triggered by a change of control.

JPMorgan Chase Bank, N.A. is the administrative agent and collateral agent for our senior secured credit facility. J.P. Morgan Securities Inc., Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. are acting as joint lead arrangers and joint bookrunners for the senior secured credit facility. Credit Suisse AG and Citibank, N.A., together with their affiliates, are acting as syndication agents for the senior secured credit facility.

DESCRIPTION OF NOTES

General

The old 10.75% Senior Notes due August 15, 2018 (the “Old Notes”) were issued, and the new 10.75% Senior Notes due August 15, 2018 (the “Exchange Notes”) will be issued, under an indenture, dated as of August 13, 2010 (the “Indenture”), among EnergySolutions, Inc., EnergySolutions, LLC, the guarantor parties thereto and Wells Fargo Bank, National Association, as trustee (the “Trustee”).

The terms of the Exchange Notes are substantially identical to the terms of the Old Notes, except that the Exchange Notes are registered under the Securities Act and therefore will not contain restrictions on transfer or provisions relating to additional interest. The Exchange Notes will bear a different CUSIP and ISIN number from the Old Notes and will not entitle their holders to registration rights. Exchange Notes will otherwise be treated as Old Notes for purposes of the Indenture.

The Indenture contains provisions that define your rights and govern the obligations of the Company under the Notes. Copies of the forms of the Indenture and the Notes will be made available to prospective purchasers of the Notes upon request. See “Additional Information.”

The following is a summary of certain provisions of the Indenture and the Notes. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms to be made a part thereof by the Trust Indenture Act of 1939. The term “Company” and the other capitalized terms defined in “—Certain Definitions” below are used in this “Description of Notes” as so defined. Any reference to a “Holder” or a “Noteholder” in this Description of Notes refers to the Holders of the Notes. Any reference to “Notes” or a “class” of Notes in this Description of Notes refers to the Notes as a class. The term “Notes” refers collectively to the Old Notes and the Exchange Notes.

Brief Description of the Notes

The Notes:

•	are general unsecured senior obligations of the Issuers;

•	rank pari passu in right of payment with all existing and future Senior Indebtedness of the Issuers (including the Credit Agreement);

•	are effectively subordinated to all secured Indebtedness of the Issuers (including the Credit Agreement) to the extent of the value of the assets securing such Indebtedness;

•	are structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of the Company’s Subsidiaries that are not guaranteeing the Notes; and

•	rank senior in right of payment to any future Subordinated Obligations of the Issuers.

Brief Description of the Subsidiary Guarantees

The Notes are guaranteed by each of the Subsidiary Guarantors. The Subsidiary Guarantee of each Subsidiary Guarantor:

•	is a general unsecured senior obligation of such Subsidiary Guarantor;

•	ranks pari passu in right of payment with all existing and future Senior Indebtedness (including the Credit Agreement) of such Subsidiary Guarantor;

•	is effectively subordinated to all secured Indebtedness of such Subsidiary Guarantor (including the Credit Agreement) to the extent of the value of the assets securing such Indebtedness; and

•	ranks senior in right of payment to any future Subordinated Obligations of such Subsidiary Guarantor.

As of March 31, 2011:

•	the Issuers and the Subsidiary Guarantors had $839.3 million of outstanding Indebtedness;

•	the Issuers and the Subsidiary Guarantors had $543.1 million of outstanding secured Indebtedness; and

•	Subsidiaries of the Company that are not Subsidiary Guarantors had no outstanding Indebtedness.

Substantially all of the operations of the Company are conducted through its Subsidiaries. Some of the Subsidiaries of the Company are not Guaranteeing the Notes, and, as described under “—Subsidiary Guarantees,” Subsidiary Guarantees may be released under certain circumstances. In addition, future Subsidiaries of the Company may not be required to guarantee the Notes. Claims of creditors of such non-guarantor Subsidiaries, including trade creditors and creditors holding Indebtedness or Guarantees issued by such non-guarantor Subsidiaries, and claims of preferred stockholders of such non-guarantor Subsidiaries, generally will have priority with respect to the assets and earnings of such non-guarantor Subsidiaries over the claims of the creditors of the Company, including Holders of Notes. Accordingly, the Notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such non-guarantor Subsidiaries.

Our non-guarantor Subsidiaries accounted for $1,205.9 million, or 68.8%, of our total revenue; $36.0 million, or 81.7%, of our operating income; and $14.8 million, or 27.2%, of our total depreciation, amortization and accretion expense for the year ended December 31, 2010. These Subsidiaries accounted for $404.0 million, or 77.4%, of our total revenue; $18.8 million, or 128.5%, of our operating income; and $9.6 million, or 47.5%, of our total depreciation, amortization and accretion expense for the three month period ended March 31, 2011. These Subsidiaries had total assets of $2,364.5 million, or 68.0%, of our total assets as of March 31, 2011. Although the Indenture limits the incurrence of Indebtedness and the issuance of Preferred Stock by certain Subsidiaries of the Company, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such Subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “—Certain Covenants—Limitation on Indebtedness.”

Principal, Maturity and Interest

The Issuers will issue the Notes initially with a maximum aggregate principal amount of $300,000,000. The Issuers will issue the Notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Notes will mature on August 15, 2018. Subject to compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness,” the Issuers are permitted under the Indenture to issue more Notes from time to time (the “Additional Notes”). The Notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of notes,” references to the Notes include any Additional Notes actually issued.

Interest on the Notes will accrue at the rate of 10.75% per annum and will be payable semiannually in arrears on February 15 and August 15, commencing on August 15, 2011. The Issuers will make each interest payment to the Holders of record on the immediately preceding February 1 and August 1.

Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Additional interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement. See “Exchange Offer; Registration Rights.” All references in the Indenture, in any context, to any interest payable on or with respect to the Notes shall be deemed to include additional interest pursuant to the Registration Rights Agreement.

Optional Redemption

Except as set forth below, the Issuers will not be entitled to redeem the Notes.

On and after August 15, 2014, the Issuers will be entitled at their option to redeem all or a portion of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued and unpaid interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on August 15 of the years set forth below:

Period	Redemption Price
2014	105.375%
2015	102.688%
2016 and thereafter	100.000%

In addition, any time prior to August 15, 2013, the Issuers will be entitled at their option on one or more occasions to redeem the Notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes (which includes Additional Notes, if any) originally issued at a redemption price (expressed as a percentage of principal amount) of 110.75%, plus accrued and unpaid interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the Net Cash Proceeds from one or more Equity Offerings; provided, however, that

(1)	at least 65% of such aggregate principal amount of Notes (which includes Additional Notes and Exchange Notes, if any) remains outstanding immediately after the occurrence of each such redemption (other than the Notes held, directly or indirectly, by the Issuers or Affiliates of the Issuers); and

(2)	each such redemption occurs within 90 days after the date of the related Equity Offering.

Prior to August 15, 2014, the Issuers will be entitled at their option to redeem all or a portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date). Notice of such redemption must be mailed by first class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date.

“Applicable Premium” means, with respect to a Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such Note on August 15, 2014 (such redemption price being described in the second paragraph in this “—Optional redemption” section exclusive of any accrued interest) plus (2) all required remaining scheduled interest payments due on such Note through August 15, 2014 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of such Note on such redemption date.

“Adjusted Treasury Rate” means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after August 15, 2014, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third Business Day immediately preceding the redemption date, plus 0.50%.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes from the redemption date to August 15, 2014, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to August 15, 2014.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (ii) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Trustee, Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer selected by the Trustee after consultation with the Company.

“Reference Treasury Dealer” means initially J.P. Morgan Securities Inc., Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., and their successors and assigns; provided, however, if any such Person ceases to be a primary United States government securities dealer, the Company will select another nationally recognized investment banking firm that is a primary United States government securities dealer to replace such Person.

“Reference Treasury Dealer Quotations” means with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day immediately preceding such redemption date.

Selection and Notice of Redemption

If the Issuers are redeeming less than all the Notes at any time, the Trustee will select Notes on a pro rata basis to the extent practicable, by lot or such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, unless another method is required by law or applicable exchange or depositary requirements.

The Issuers will redeem Notes of $2,000 or less in whole and not in part. The Issuers will cause notices of redemption to be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to the redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Any defect in the notice of redemption, including a failure to give notice, to any Holder selected for redemption will not impair or affect the validity of the redemption of any other Note redeemed in accordance with provisions of the Indenture.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. The Issuers will issue an Exchange Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. Notes held in certificated form must be surrendered to the paying agent in order to collect the redemption price. Unless the Issuers default in payment of the redemption price, on and after the redemption date interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open-Market Purchases

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuers may be required to offer to purchase Notes as described under “—Change of Control” and “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.” In addition, the Issuers may at any time and from time to time purchase Notes in the open market or otherwise.

Subsidiary Guarantees

The Notes will be initially guaranteed by each of the Company’s current and future Domestic Subsidiaries that are guarantors under the Credit Agreement. The Subsidiary Guarantors will jointly and severally guarantee, on a senior unsecured basis, all obligations of the Issuers under the Notes. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited to an amount designed to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law; however this limitation may not be effective to avoid such Subsidiary Guarantee from constituting a fraudulent conveyance. If a Subsidiary Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such Indebtedness, a Subsidiary Guarantor’s liability on its Subsidiary Guarantee could be reduced to zero. See “Risk Factors—Risks Related to this Offering—Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the notes.”

Each Subsidiary Guarantor that makes a payment under its Subsidiary Guarantee will be entitled, upon payment in full of all guaranteed obligations under the Indenture, to a contribution from each other Subsidiary Guarantor in an amount equal to such other Subsidiary Guarantor’s pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.

Pursuant to the Indenture, (A) a Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described under “—Certain Covenants—Merger and Consolidation” and (B) the Equity Interests of a Subsidiary Guarantor may be sold or otherwise disposed of to another Person to the extent described below under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock;” provided, however, that in the case of the consolidation, merger or transfer of all or substantially all the assets of such Subsidiary Guarantor, if such other Person is not the Company, the Co-Issuer or a Subsidiary Guarantor, such Subsidiary Guarantor’s obligations under its Subsidiary Guarantee must be expressly assumed by such other Person, except that such assumption will not be required in the case of:

(1)	the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor (including the sale or disposition of Equity Interests of a Subsidiary Guarantor) following which such Subsidiary Guarantor is no longer a Subsidiary; or

(2)	the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor;

in each case other than to the Issuers or an Affiliate of either Issuer and as permitted by the Indenture and if in connection therewith the Issuers provide an Officers’ Certificate to the Trustee to the effect that the Issuers will comply with their obligations under the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition. Upon any sale or disposition described in clause (1) or (2) above, the obligor on the related Subsidiary Guarantee will be released from its obligations thereunder.

The Subsidiary Guarantee of a Subsidiary Guarantor also will be released:

(1)	upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary to the extent permitted by the Indenture;

(2)	at such time as such Subsidiary Guarantor does not have any Indebtedness outstanding that would have required such Subsidiary Guarantor to enter into a Guarantee Agreement pursuant to the covenant described under “—Certain Covenants—Future Subsidiary Guarantors;” or

(3)	if the Issuers exercise their legal defeasance option or their covenant defeasance option as described under “—Defeasance” or if the Issuers’ obligations under the Indenture are discharged in accordance with the terms of the Indenture.

Change of Control

Upon the occurrence of any of the following events (each a “Change of Control”), each Holder shall have the right to require that the Issuers repurchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date):

(1)	the Company becomes aware that any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company; provided, however, that for purposes of this clause (1) such other Person shall be deemed to have “beneficial ownership” of any Voting Stock of a Person held by any other Person (the “parent entity”), if such other Person is the beneficial owner (as defined above in this clause (1)), directly or indirectly, of more than 50% of the voting power of the Voting Stock of such parent entity;

(2)	the adoption of a plan relating to the liquidation or dissolution of the Company; or

(3)	the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person other than a transaction following which each transferee becomes an obligor in respect of the Notes and a Subsidiary of the transferor of such assets.

Subject to compliance with the provisions of the succeeding paragraph, within 30 days following any Change of Control, the Issuers will mail a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1)	that a Change of Control has occurred and that such Holder has the right to require the Issuers to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts regarding such Change of Control;

(3)	the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)	the instructions, as determined by the Issuers, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.

The Issuers will not be required to make a Change of Control Offer following a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer, (2) notice of redemption has been given pursuant to the Indenture as described above under the caption “—Optional redemption,” unless and until there is a default in the payment of the applicable redemption price or (3) in connection with or in contemplation of any Change of Control for which a definitive agreement is in place we or a third party has made an offer to purchase (an “Alternate Offer”) any and all Notes validly and properly tendered at a cash price equal to or higher than the Change of Control payment (as described above) and has purchased all Notes validly and properly tendered and not withdrawn in accordance with the terms of the Alternate Offer; provided, however, that the terms of such Alternate Offer shall not require the Holders to irrevocably tender the Notes and such Alternate Offer shall not close until the Change of Control is actually consummated.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations under the covenant described hereunder by virtue of their compliance with such securities laws or regulations.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company. The Change of Control purchase feature is a result of negotiations between the Issuers and the Initial Purchasers. Subject to the limitations discussed below, the Issuers could, in the future, enter into certain transactions, including acquisitions, Refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings. Restrictions on the Company’s ability to Incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Indebtedness,” “—Limitation on Liens” and “—Limitation on Sale/Leaseback transactions.” Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

The Credit Agreement will provide that the occurrence of certain change of control events (including a Change of Control as defined under the Indenture for the Notes) with respect to the Company would constitute a default thereunder. In the event that at the time of a Change of Control the terms of any Senior Indebtedness (including the Credit Agreement) restrict or prohibit the purchase of Notes following such Change of Control, and the Issuers do not repay such Senior Indebtedness or obtain the requisite consents under the agreements governing such Indebtedness to permit the repurchase of the Notes, the Issuers will remain prohibited from purchasing Notes. In such case, our failure to comply with the foregoing undertaking, after appropriate notice and lapse of time, would constitute a Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement.

Future Indebtedness that the Issuers may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such Indebtedness upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Issuers to repurchase their Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuers. Finally, the ability of the Issuers to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by the Issuers’ then existing financial resources. The Issuers cannot assure you that they will have sufficient funds available when necessary to make any required repurchases.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder may require the Issuers to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relative to the Issuers’ obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Limitation on Indebtedness

(a)   The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company and the Subsidiary Guarantors will be entitled to Incur Indebtedness if the Consolidated Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred would have been at least 2.0 to 1.0, as if the additional Indebtedness had been Incurred at the beginning of such four-quarter period (any such Indebtedness Incurred pursuant to this paragraph (a) being herein referred to as “Coverage Indebtedness”).

(b)   Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness (any such Indebtedness Incurred pursuant to this paragraph (b) being herein referred to as “Permitted Indebtedness”):

(1)	Indebtedness Incurred pursuant to any Credit Facility, including the Credit Agreement, in an aggregate amount outstanding at any time not to exceed $685.0 million less the sum of all principal payments with respect to such Indebtedness pursuant to paragraph (b)(1) of the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock” (any such Indebtedness Incurred pursuant to this clause (1) being herein referred to as “Credit Facility Indebtedness”);

(2)	Indebtedness owed to and held by the Company or a Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Equity Interests which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon and (B) if the Company is the obligor on any such Indebtedness owing to a Restricted Subsidiary that is not the Co-Issuer or a Subsidiary Guarantor, such Indebtedness is expressly subordinated to the prior payment in full in cash of all its obligations with respect to the Notes and (C) if a Subsidiary Guarantor is the obligor on any such Indebtedness owing to a Restricted Subsidiary that is not the Co-Issuer or a Subsidiary Guarantor, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of such Subsidiary Guarantor with respect to its Subsidiary Guarantee;

(3)	Indebtedness represented by the Notes to be issued on the Issue Date and the Subsidiary Guarantees thereof (and any Notes and Guarantees issued in exchange for the Notes and Subsidiary Guarantees pursuant to the Registration Rights Agreement);

(4)	Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date (other than Indebtedness described in clause (1), (2) or (3) of this covenant);

(5)

Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company or a Restricted Subsidiary (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company or a Restricted Subsidiary); provided, however, that on the date such Restricted Subsidiary was acquired by the Company or by a Restricted Subsidiary or otherwise became a Restricted Subsidiary and after giving effect to the Incurrence of such Indebtedness, either (x) the Company would have been able to Incur an additional $1.00 of Coverage Indebtedness pursuant to clause (a) of this covenant or (y) the Consolidated Coverage Ratio after giving effect to such acquisition is no less than immediately prior to such acquisition;

(6)	Reserved;

(7)	Refinancing Indebtedness in respect of Coverage Indebtedness or of Permitted Indebtedness Incurred pursuant to clause (3), (4), (5) or this clause (7);

(8)	Hedging Obligations entered into in the normal course of business and so long as such obligations and transactions are not entered for speculative purposes;

(9)	obligations in respect of workers’ compensation claims, payment obligations in connection with health or other types of social security benefits, unemployment or other insurance or self-insurance obligations, insurance premium finance agreements, reclamation, statutory obligations, bankers’ acceptances, performance, bid, surety or similar bonds and letters of credit or completion and performance guarantees or equipment leases or other similar obligations provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(10)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(11)	Indebtedness consisting of the Subsidiary Guarantee of a Subsidiary Guarantor and any Guarantee by a Subsidiary Guarantor of Indebtedness Incurred pursuant to clause (7) to the extent the Refinancing Indebtedness Incurred thereunder directly or indirectly Refinances Indebtedness Incurred pursuant to clause (3) or (4); provided, however, that if the Indebtedness being Guaranteed is subordinated to or pari passu with the Notes, then the Guarantee thereof shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness being Guaranteed;

(12)	Purchase Money Indebtedness or Capital Lease Obligations Incurred to finance all or any part of the purchase price or cost of design, development, construction, installation or improvement (including at any point subsequent to the purchase) of property (real or personal and including acquisitions of Equity Interests), plant or equipment used in the business of the Company or any of its Restricted Subsidiaries (in each case, whether through the direct purchase of such assets or the Equity Interests of any Person owning such assets), or repairs, additions or improvements to such assets, and any Refinancing Indebtedness Incurred to Refinance such Indebtedness, in an aggregate principal amount which, when added together with the amount of Indebtedness Incurred pursuant to this clause (12) and then outstanding, does not exceed the greater of (x) $40.0 million and (y) 2.0% of Total Assets at the time Incurred;

(13)	Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, earn outs, Guarantees or similar obligations, in each case, Incurred or assumed in connection with the disposition or acquisition of any business, assets or a Subsidiary, other than Guarantees of Indebtedness Incurred or assumed by any Person acquiring all or any portion of such business, assets or Subsidiary;

(14)	Indebtedness Incurred by Foreign Subsidiaries in an aggregate amount at any time outstanding not to exceed the greater of (x) $22.5 million or (y) 5.0% of the Total Assets of the Foreign Subsidiaries as of the date of such Incurrence;

(15)	Indebtedness of any Special Purpose Subsidiary (other than ZionSolutions) not to exceed $10.0 million per such Special Purpose Subsidiary or $50.0 million in the aggregate outstanding at any one time;

(16)	unsecured Indebtedness of the Company or the Co-Issuer pursuant to any SPS Project Documentation, including any guarantee bond; provided, however, that the amount of such Obligations shall not exceed $30.0 million per Special Purpose Subsidiary or $90.0 million in the aggregate outstanding at any one time;

(17)	Guarantees in respect of any Indebtedness Incurred pursuant to clause (15) or (16) above;

(18)	Indebtedness Incurred by a Foreign Subsidiary for working capital purposes in the United Kingdom in an aggregate amount at any time outstanding not to exceed $30.0 million; and

(19)	Indebtedness of the Company or the Subsidiary Guarantors in an aggregate amount which, when taken together with all other Indebtedness of the Company and the Subsidiary Guarantors outstanding on the date of such Incurrence (other than Coverage Indebtedness and Permitted Indebtedness Incurred pursuant to clauses (1) through (18) above) does not exceed $30.0 million.

(c)   Notwithstanding the foregoing, neither the Company, the Co-Issuer nor any Subsidiary Guarantor will Incur any Permitted Indebtedness if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of the Company, the Co-Issuer or any Subsidiary Guarantor unless such Indebtedness shall be subordinated to the Notes or the applicable Subsidiary Guarantee to at least the same extent as such Subordinated Obligations.

(d)   For purposes of determining compliance with this covenant:

(1)	any Indebtedness outstanding under the Credit Agreement on the Issue Date will be treated as Credit Facility Indebtedness Incurred on the Issue Date under clause (1) of paragraph (b) above;

(2)	in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify (and may later reclassify) such item of Indebtedness (or any portion thereof) at the time of Incurrence (and in the case of a reclassification, only to the extent the reclassified item could be Incurred pursuant to the criteria at the time of such reclassification) and will only be required to include the amount and type of such Indebtedness in one of the above clauses; provided, however, that any Credit Facility Indebtedness may not be reclassified;

(3)	any Indebtedness classified as Incurred pursuant to clause (12), (16) or (19) of paragraph (b) above will automatically be reclassified as having been Incurred pursuant to paragraph (a) of this covenant at any time that such Indebtedness could be Incurred pursuant to paragraph (a) of this covenant; and

(4)	the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above.

(e)   For purposes of determining compliance with any U.S. dollar restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent, determined on the date of the Incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars, covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement. The principal amount of any Refinancing Indebtedness Incurred in the same currency as the Indebtedness being Refinanced will be the U.S. Dollar Equivalent of the Indebtedness Refinanced, except to the extent that (1) such U.S. Dollar Equivalent was determined based on a Currency Agreement, in which case the Refinancing Indebtedness will be determined in accordance with the preceding sentence and (2) the principal amount of the Refinancing Indebtedness exceeds the principal amount of the Indebtedness being Refinanced, in which case the U.S. Dollar Equivalent of such excess will be determined on the date such Refinancing Indebtedness is Incurred.

Limitation on Restricted Payments

(a)   The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(1)	a Default shall have occurred and be continuing (or would result therefrom);

(2)	immediately after giving effect to such Restricted Payment on a pro forma basis, the Company would not be entitled to Incur an additional $1.00 of Coverage Indebtedness pursuant to the covenant described under “—Limitation on Indebtedness;” or

(3)	the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date (excluding Restricted Payments permitted by clauses (b)(1), (2), (4) (6), (8) and (10)) would exceed the sum of (without duplication):

(A)	50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter for which internal financial statements are available at the time of such Restricted Payment prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

(B)	100% of the aggregate Net Cash Proceeds and the Fair Market Value of marketable securities, assets or other property received by the Company from the issuance or sale of its Qualified Equity Interests subsequent to the Issue Date and 100% of any cash (or the Fair Market Value of any Cash Equivalents) consisting of a capital contribution received by the Company from its stockholders subsequent to the Issue Date; plus

(C)	the amount by which Indebtedness of the Company is reduced upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of the Company convertible or exchangeable for Qualified Equity Interests of the Company (less the amount of any cash, or the Fair Market Value of any other property, distributed by the Company upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by the Company or any Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of the Company or to an employee stock ownership plan or a trust established by the Company or any of its Subsidiaries for the benefit of their employees); plus

(D)	an amount equal to the sum of (x) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any Restricted Subsidiary, and (y) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary.

(b)   The preceding provisions will not prohibit:

(1)	any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Qualified Equity Interests of the Company or a substantially concurrent cash capital contribution received by the Company from its stockholders; provided, however, that the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(2)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Issuers or a Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent Incurrence of, Indebtedness of such Person which is permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness”;

(3)

the payment of any dividend or redemption of any Capital Stock or Subordinated Indebtedness within 60 days after the date of declaration thereof or call for redemption, if at such date of declaration or call for redemption such payment or redemption was permitted by the provisions of paragraph (a) of this covenant (the declaration of such payment will be deemed a Restricted Payment under paragraph (a) of this covenant as of the date of declaration, and the payment itself will be deemed to have been paid on such date of declaration and will not also be deemed a Restricted Payment under paragraph (a) of this covenant) (it being understood that any Restricted Payment made in reliance on this clause (3) shall reduce the amount available for Restricted Payments pursuant to clause (a)(3) above only once);

(4)	the declaration and payments of dividends or distributions on Disqualified Stock issued pursuant to the covenant described under “—Limitation on Indebtedness;” provided, however, that, at the time of payment of such dividend or distribution, no Default shall have occurred and be continuing (or result therefrom);

(5)	repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represents a portion of the exercise price of such options and repurchases of Equity Interests deemed to occur upon the withholding of a portion of the Equity Interests granted or awarded to an employee to pay for taxes payable by such employee upon such grant or award or vesting thereof;

(6)	cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests of the Company; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading (as determined in good faith by the Board of Directors of the Company);

(7)	in the event of a Change of Control, and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Issuers or any Subsidiary Guarantor, in each case, at a purchase price not greater than 101% of the principal amount of such Subordinated Obligations, plus any accrued and unpaid interest thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Issuers (or a third party to the extent permitted by the Indenture) have made a Change of Control Offer with respect to the Notes as a result of such Change of Control and have repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer;

(8)	payments of intercompany subordinated Indebtedness, the Incurrence of which was permitted under clause (b)(2) of the covenant described under “—Limitation on Indebtedness;” provided, however, that no Default has occurred and is continuing or would otherwise result therefrom;

(9)	the payment of any cash dividends on or in respect of Capital Stock of the Company in an aggregate amount not to exceed $10.0 million in any calendar year; provided, however, that no Default has occurred and is continuing or would otherwise result therefrom; and

(10)	other Restricted Payments not to exceed $25.0 million.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a)(i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits or (ii) pay any Indebtedness owed to the Company, (b) make any loans or advances to the Company or (c) sell, lease or transfer any of its properties or assets to the Company, except:

(1)	with respect to clauses (a), (b) and (c),

(A)	any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including the Credit Agreement in effect on the Issue Date;

(B)	any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

(C)	any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C) or contained in any amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or Refinancing to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are not materially more restrictive taken as a whole, than those contained in the agreements governing the Indebtedness being Refinanced;

(D)	any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Equity Interests or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(E)	provisions in joint venture agreements, asset sale agreements, stock sale agreements, sale/leaseback agreements, limited liability company organizational documents and other similar agreements entered into in the ordinary course of business;

(F)	restrictions on cash, cash equivalents, marketable securities, investment grade securities or other deposits or net worth imposed by customers or lessors (including governmental entities) under contracts or leases entered into in the ordinary course of business;

(G)	the Indenture, the Notes, any Exchange Notes and the Subsidiary Guarantees;

(H)	applicable laws, rules, regulations and orders;

(I)	any encumbrance or restriction pursuant to an agreement governing Indebtedness of a Foreign Subsidiary permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness” that impose restrictions solely on such Foreign Subsidiary; provided, however, that (1) at the time such encumbrances and restrictions become effective the Company could Incur $1.00 of additional Coverage Indebtedness under paragraph (a) of the covenant described under “—Limitation on Indebtedness” and (2) in the good faith judgment of the Board of Directors of the Company, such encumbrances and restrictions will not materially affect the Company’s or the Co-Issuer’s ability to make required principal or interest payments on the Notes;

(J)	any encumbrance or restriction pursuant to an agreement governing Indebtedness of a Special Purpose Subsidiary permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness” that impose restrictions solely on such Special Purpose Subsidiary; provided, however, that in the good faith judgment of the Board of Directors of the Company, such encumbrances and restrictions will not materially affect the Company’s or the Co-Issuer’s ability to make required principal or interest payments on the Notes; and

(2)	with respect to clause (c),

(A)	any encumbrance or restriction consisting of customary nonassignment provisions in leases, licenses and contracts entered into in the ordinary course of business;

(B)	any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages;

(C)	purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased;

(D)	customary provisions contained in leases or licenses of intellectual property and other agreements, in each case entered into in the ordinary course of business; and

(E)	any encumbrance or restriction on the Company’s ability, or the ability of any Restricted Subsidiary, to transfer its interest in a joint venture in favor of the other parties to the joint venture.

Limitation on Sales of Assets and Subsidiary Stock

(a)   The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

(1)	the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition; and

(2)	at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Replacement Assets.

(b)   Within 365 days after the receipt of Net Available Cash, the Company or such Restricted Subsidiary may, at its option, apply such Net Available Cash:

(1)	to repay (w) Credit Facility Indebtedness, (x) any Indebtedness secured by a Lien on the assets sold, (y) any Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor but only to the extent the aggregate amount of Net Available Cash so applied is received from Asset Dispositions by such Restricted Subsidiary or (z) any other Senior Indebtedness of the Company or a Subsidiary Guarantor; provided, however, that to the extent the Company or such Restricted Subsidiary repays any such other Senior Indebtedness, the Company shall equally and ratably reduce the principal amount of Notes outstanding, through open-market purchases or through redemption, or shall offer (in accordance with the procedures set forth below in clause (b) of this covenant) to all Holders to purchase their Notes at 100% of the principal amount thereof, plus accrued but unpaid interest, if any, thereon up to a principal amount which, if the offer were accepted, would result in such reduction;

(2)	to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Related Business; or

(3)	to acquire other long-term assets that are used or useful in a Related Business (and current assets incidental thereto) or to make capital expenditures with respect to long-term assets;

provided, however, that in connection with any repayment of Indebtedness pursuant to clause (1) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so repaid.

In the case of clauses (2) and (3) of the immediately preceding paragraph (b), a binding commitment shall be treated as a permitted application of Net Available Cash from the date of such commitment; provided, however, that the Company or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Available Cash will be applied to satisfy such commitment within 180 days of such binding commitment and such Net Available Cash is actually so applied within such 180 day period.

Any Net Available Cash from Asset Dispositions that are not applied or invested as provided in clauses (b)(1) (b)(3) of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, the Company will make an offer to Holders (and all holders of other Senior Indebtedness of the Company, the Co-Issuer or of a Subsidiary Guarantor designated by the Company) containing provisions similar to those set forth in the Indenture with respect to offers to purchase with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds.

Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be held in cash, invested in Cash Equivalents or applied to temporarily reduce revolving credit indebtedness.

For the purposes of this covenant, the following are deemed to be cash or Cash Equivalents:

(1)	the assumption or discharge of Indebtedness of the Company (other than obligations in respect of Disqualified Stock of the Company) or any Restricted Subsidiary (other than obligations in respect of Disqualified Stock or Preferred Stock of a Subsidiary Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition;

(2)	securities, notes, or other obligations received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of the consummation of the Asset Disposition, to the extent of the cash received in such conversion; and

(3)	any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Disposition having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (3) that is at that time outstanding, not to exceed an amount equal to $10.0 million at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

(c)   In the event of an Asset Disposition that requires the Company to make an offer to Holders of Notes pursuant to paragraph (b) above, the Company will purchase Notes tendered pursuant to an offer by the Company for the Notes (and such other Senior Indebtedness of the Company or of a Subsidiary Guarantor permitted to be included in such offer) at a purchase price of 100% of their principal amount (or, in the event such other Senior Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), without premium, plus accrued but unpaid interest (or, in respect of such other Senior Indebtedness, such lesser price, if any, as may be provided for by the terms of such other Senior Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the Notes will be minimum denominations of $2,000 principal amount or any greater integral multiple of $1,000. The Company shall not be required to make such an offer to purchase Notes (and other Senior Indebtedness of the Company or of a Subsidiary Guarantor) pursuant to this covenant if the Net Available Cash available therefor is less than $10.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of such an offer to purchase, Net Available Cash will be deemed to be reduced by the aggregate amount of such offer.

(d)   The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

Limitation on Affiliate Transactions

(a)   The Company will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”) if such Affiliate Transaction or series of related Affiliate Transactions involves aggregate consideration in excess of $2.5 million, unless:

(1)	the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm’s length dealings with a Person who is not an Affiliate;

(2)	if such Affiliate Transaction involves an amount in excess of $15.0 million, the Board of Directors of the Company has determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors of the Company; and

(3)	if such Affiliate Transaction involves an amount in excess of $50.0 million, the Board of Directors of the Company shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s length transaction with a Person who was not an Affiliate.

(b)   The provisions of the preceding paragraph (a) will not prohibit:

(1)	any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments;”

(2)	any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, severance agreements, indemnification agreements, employee benefit plans, stock options, stock ownership plans or any similar arrangement approved by the Board of Directors of the Company;

(3)	loans or advances to employees made in the ordinary course of business for bona fide business purposes and consistent with past practices;

(4)	the payment of reasonable fees and compensation to, and indemnities provided for the benefit of, former, current or future officers, directors or managers, employees or consultants of the Company or any of its Restricted Subsidiaries;

(5)	any transaction with the Company, a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

(6)	the issuance or sale of any Qualified Equity Interests of the Company;

(7)	any agreement as in effect on the Issue Date and described in the Offering Memorandum or any amendments, renewals or extensions of any such agreement (so long as such renewals or extensions are not disadvantageous to the Company in any material respect when taken as a whole as compared to the applicable agreement as in effect on the Issue Date) and the transactions evidenced thereby; or

(8)	transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, which are fair to the Company and its Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Company or the senior management thereof, or are on terms at least as favorable as might be reasonably obtained at such time from an unaffiliated party.

Limitation on Line of Business

The Company will not, and will not permit any Restricted Subsidiary, to engage in any business other than a Related Business.

Limitation on Liens

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien (other than Permitted Liens) of any nature whatsoever on any of its property or assets (including Equity Interests of a Restricted Subsidiary), whether now owned or hereafter acquired, securing any

Indebtedness (the “Initial Lien”) without effectively providing that the Notes, or in the case of an Initial Lien on any property or assets of any Subsidiary Guarantor, the Subsidiary Guarantee of such Subsidiary Guarantor, shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

Any such Lien thereby created in favor of the Notes or any such Subsidiary Guarantee will be automatically and unconditionally released and discharged upon (i) the release and discharge of each Initial Lien to which it relates, (ii) in the case of any such Lien in favor of any such Subsidiary Guarantee, upon the termination and discharge of such Subsidiary Guarantee in accordance with the terms of the Indenture or (iii) any sale, exchange or transfer to any Person not an Affiliate of the Company of the property or assets secured by such Initial Lien.

Limitation on Sale/Leaseback Transactions

The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless:

(1)	the Company or such Restricted Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to the covenant described under “—Limitation on Indebtedness” and (B) create a Lien on such property securing such Attributable Debt without equally and ratably securing the Notes pursuant to the covenant described under “—Limitation on Liens;”

(2)	the Net Cash Proceeds received by the Company or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the Fair Market Value of such property; and

(3)	the Company applies the proceeds of such transaction in compliance with the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock.”

Merger and Consolidation

(a)   The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

(1)	(x) the Company shall be the surviving corporation or (y) the resulting, surviving or transferee Person (the “Successor Company”) shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;

(2)	immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3)	immediately after giving pro forma effect to such transaction, either (a) the Successor Company would have been able to Incur an additional $1.00 of Coverage Indebtedness pursuant to the covenant described under “—Limitation on Indebtedness” or (b) the Consolidated Coverage Ratio after giving effect to such transaction is no less than immediately prior to such transaction; and

(4)	the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

provided, however, that clause (3) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Company (so long as no Equity Interests of the Company are distributed to any Person) or (B) the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Successor Company (if not the Company) will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes.

(b)   The Co-Issuer will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

(1)	(x) the Co-Issuer shall be the surviving limited liability company, (y) the resulting, surviving or transferee Person (the “Successor Co-Issuer”) is the Company or a Subsidiary Guarantor or (z) the Successor Co-Issuer shall be a limited liability company or corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and the Successor Co-Issuer (if not the Co-Issuer) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Co-Issuer under the Notes and the Indenture;

(2)	immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Co-Issuer as a result of such transaction as having been Incurred by such Successor Co-Issuer at the time of such transaction), no Default shall have occurred and be continuing with respect to the Co-Issuer; and

(3)	the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

The Successor Co-Issuer (if not the Co-Issuer) will be the successor to the Co-Issuer and shall succeed to, and be substituted for, and may exercise every right and power of, the Co-Issuer under the Indenture, and the Co-Issuer, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes.

(c)   The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1)	(x) the Subsidiary Guarantor shall be the surviving corporation or limited liability company, (y) another Subsidiary Guarantor or the Company is the resulting, surviving or transferee Person or (z) the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guarantee Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary, if any, under its Subsidiary Guarantee; provided, however, that the foregoing shall not apply in the case of a Subsidiary Guarantor (i) that has been disposed of in its entirety to another Person (other than to the Company or an Affiliate of the Company), whether through a merger, consolidation or sale of Equity Interests or assets or (ii) that, as a result of the disposition of all or a portion of its Equity Interests, ceases to be a Subsidiary, in both cases, if in connection therewith the Company provides an Officers’ Certificate to the Trustee substantially to the effect that the Company will comply with its obligations under the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition;

(2)	immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

(3)	the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guarantee Agreement, if any, complies with the Indenture.

Future Subsidiary Guarantors

The Company will not cause or permit (a) any of its Restricted Subsidiaries (other than a Foreign Subsidiary), directly or indirectly, to Guarantee any Indebtedness of the Company or any other Restricted Subsidiary, (b) any Foreign Subsidiary, directly or indirectly, to Guarantee any Indebtedness of the Company or any Subsidiary Guarantor or (c) any of its Restricted Subsidiaries (other than a Foreign Subsidiary) to Incur any Coverage Indebtedness or Credit Facility Indebtedness unless such Restricted Subsidiary is a Subsidiary Guarantor or contemporaneously executes and delivers to the Trustee a Guarantee Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes on the same terms and conditions as those set forth in the Indenture and applicable to the other Subsidiary Guarantors and delivers to the Trustee an opinion of counsel (which may contain customary exceptions) that such Guarantee Agreement has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary.

Reports

Whether or not the Company continues to be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will provide or cause to be provided to the Trustee and Holders (and file with the SEC for public availability) such annual and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such reports to be provided at the times specified for the filings of such reports under such Sections.

The availability of the foregoing reports on the SEC’s EDGAR service (or successor thereto) shall be deemed to satisfy the Company’s delivery obligations to the Trustee and the Holders. At any time during which the SEC will not accept filing of reports for inclusion in the EDGAR system, the posting of the reports referred to above on the Company’s primary web site shall be deemed to satisfy the Company’s delivery obligation; provided, however, that the Company shall use reasonable efforts to inform Holders of the availability of such reports, which may be satisfied by, among other things, a press release on any national business press release wire service. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept such filings.

At any time that any of the Company’s Subsidiaries are Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, at any time when the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will furnish to the Holders and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.

Defaults

Each of the following is an Event of Default:

(1)	a default in the payment of interest on the Notes when due, continued for 30 days;

(2)	a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3)	the failure by the Company or the Co-Issuer to comply with their obligations under “—Certain Covenants—Merger and Consolidation” above;

(4)	the failure by the Company, the Co-Issuer or any Subsidiary Guarantor to comply with any of the other agreements in the Indenture;

(5)	Indebtedness of the Company or any Restricted Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $25.0 million (the “cross acceleration provision”);

(6)	certain events of bankruptcy, insolvency or reorganization of any Issuer or any Significant Subsidiary (the “bankruptcy provisions”);

(7)	failure by the Company or any of the Restricted Subsidiaries to pay any final non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $25.0 million, which judgments are not paid, discharged or stayed, for a period of 60 days (the “judgment default provision”); or

(8)	any Subsidiary Guarantee ceases to be in full force and effect (other than in accordance with the terms of the Indenture) or any Subsidiary Guarantor that is a Significant Subsidiary denies or disaffirms its obligations under its Subsidiary Guarantee.

However, a default under clauses (4) and (5) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within 60 days after receipt of such notice.

If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of an Issuer occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3)	such Holders have offered and, if requested, have provided the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)	Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability.

If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each Holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is not opposed to the interest of the Holders. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a statement regarding compliance with the Indenture. Within 30 days of becoming aware of any Default, we are required to deliver to the Trustee a written statement specifying such Default.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

(1)	reduce the amount of Notes whose Holders must consent to an amendment;

(2)	reduce the rate of or extend the time for payment of interest on any Note;

(3)	reduce the principal of or change the Stated Maturity of any Note;

(4)	change the provisions applicable to the redemption of any Note as described under “—Optional Redemption”;

(5)	make any Note payable in money other than that stated in the Note;

(6)	impair the right of any Holder to receive payment of principal of and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(7)	make any change in the amendment provisions that require each Holder’s consent or in the waiver provision;

(8)	make any change in the ranking or priority of any Note that would adversely affect the Holders; or

(9)	make any change in any Subsidiary Guarantee that would adversely affect the Holders or release any Subsidiary Guarantee (other than in accordance with the terms of the Indenture).

Notwithstanding the preceding, without the consent of any Holder, the Issuers, the Subsidiary Guarantors and Trustee may amend the Indenture:

(1)	to cure any ambiguity, omission, defect or inconsistency;

(2)	to provide for the assumption by a successor corporation of the obligations of the Issuers or any Subsidiary Guarantor under the Notes, the Indenture or a Subsidiary Guarantee, as applicable;

(3)	to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4)	to add Guarantees with respect to the Notes, including any Subsidiary Guarantees, or to secure the Notes;

(5)	to add to the covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuers or any Subsidiary Guarantor;

(6)	to make any change that would provide additional rights or benefits to the Holders or that does not adversely affect the rights under the Indenture of any Holder of the Notes;

(7)	to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(8)	to conform the text of the Indenture, the Notes and the Subsidiary Guarantees to any provision of this “Description of notes” to the extent that such provision in this “Description of notes” was intended to be a verbatim recitation of a provision of the Indenture, the Notes and the Subsidiary Guarantees;

(9)	to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes; provided, however, that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer Notes;

(10)	to provide for a successor trustee in accordance with the terms of the Indenture or to otherwise comply with any requirement of the Indenture; or

(11)	to comply with the rules of any applicable securities depository.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, we are required to mail to Holders a notice briefly describing such amendment. However, the failure to give such notice to all Holders, or any defect therein, will not impair or affect the validity of the amendment.

Neither the Issuers nor any Affiliate of the Issuers may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to all Holders and is paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Transfer

The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Satisfaction and Discharge

When (1) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuers, have been delivered to the Trustee for cancellation or (2) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year or are to be called for redemption within one year and the Issuers have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, U.S. Government Obligations, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not previously delivered to the Trustee for cancellation (including principal of, premium and interest, if any, on, the Notes to the date of maturity or redemption), then the Indenture shall, subject to certain exceptions, cease to be of further effect.

Defeasance

At any time, the Issuers may terminate all of the Issuers’ and each Subsidiary Guarantor’s obligations under the Notes, the Subsidiary Guarantees and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

In addition, at any time the Issuers may terminate their obligations under “—Change of Control” and under the covenants described under “—Certain Covenants” (other than the covenant described under “—Merger and Consolidation”), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and Subsidiary Guarantors and the judgment default provision described under “—Defaults” above and the limitation contained in clause (3) of the first paragraph under “—Certain Covenants—Merger and Consolidation” above (“covenant defeasance”).

The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (5) or (6) (with respect only to Significant Subsidiaries), (7) or (8) under “—Defaults” above or because of the failure of the Issuers to comply with clause (3) of the first paragraph under “—Certain Covenants—Merger and Consolidation” above. If the Issuers exercise their legal defeasance option or their covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its Subsidiary Guarantee.

In order to exercise either of the Issuers’ defeasance options, the Issuers must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

Wells Fargo Bank, National Association, is the Trustee under the Indenture and has been appointed as Registrar and Paying Agent with regard to the Notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuers, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Managers, Employees, Incorporators and Stockholders

No director, officer, manager, employee, incorporator, consultant or stockholder of the Issuers or any Subsidiary Guarantor will have any liability for any obligations of the Issuers or any Subsidiary Guarantor under the Notes, any Subsidiary Guarantee or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

The Indenture is, and the Notes will be, governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Additional Assets” means:

(1)	any property, plant or equipment used in a Related Business;

(2)	the Equity Interests of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Equity Interests by the Company or another Restricted Subsidiary; or

(3)	Equity Interests constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1)	any Equity Interests of a Restricted Subsidiary (other than directors’ (or similar persons) qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary); or

(2)	all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

(3)	any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary;

other than, in the case of clauses (1), (2) and (3) above,

(A)	a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary (other than to a Special Purpose Subsidiary);

(B)	for purposes of the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only, (x) a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof) and that is not prohibited by the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” and (y) a disposition of all or substantially all the assets of the Company in accordance with the covenant described under “—Certain Covenants—Merger and Consolidation;”

(C)	a disposition of assets with a Fair Market Value of less than $5.0 million;

(D)	a disposition of cash or Cash Equivalents;

(E)	the disposition of equipment, inventory (including raw materials, work-in-progress and finished goods), accounts receivable or other assets or rights in the ordinary course of business, including any excess, obsolete, damaged, worn-out or surplus assets no longer used or useful in the conduct of business as then being conducted;

(F)	the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

(G)	the unwinding of any Hedging Obligations;

(H)	to the extent allowable under Section 1031 of the Code, any exchange of like property (excluding any boot thereon) for use in a Related Business;

(I)	any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary; and

(J)	dispositions of assets of a Special Purpose Subsidiary pursuant to the Zion Agreements or other SPS Project Documentation with a Fair Market Value not exceeding the Fair Market Value of any assets required to be disposed of or transferred pursuant to the Zion Agreements or other SPS Project Documentation, as applicable.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.” Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction determined in accordance with GAAP (or, in the absence thereof, the original yield to maturity of the Notes issued on the Issue Date).

“Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

(1)	the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2)	the sum of all such payments.

“Board of Directors” means, as to any Person, the board of directors, board of managers or other similar body or Person performing a similar function or any duly authorized committee thereof.

“Business Day” means each day which is not a Legal Holiday.

“Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of the covenant described under “—Certain Covenants—Limitation on Liens,” a Capital Lease Obligation will be deemed to be secured by a Lien on the property being leased.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuer thereof.

“Cash Equivalent” means any of the following:

(1)	any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(2)	investments in demand and time deposit accounts, certificates of deposit and money market deposits maturing within six months of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $500 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money market fund sponsored by a registered broker dealer or mutual fund distributor;

(3)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4)	investments in commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s Investors Service, Inc. or “A-1” (or higher) according to Standard & Poor’s Ratings Group;

(5)	investments in securities with maturity of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s Ratings Group or “A” by Moody’s Investors Service, Inc.;

(6)	investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through (5) above; and

(7)	to the extent held by a Foreign Subsidiary, other short-term Investments utilized by such Foreign Subsidiary in accordance with normal investment practices for cash management in Investments of a type analogous to those described in clauses (1) through (6) above.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Coverage Ratio” as of any date of determination for any period means the ratio of (x) the aggregate amount of EBITDA for such period to (y) Consolidated Interest Expense for such period; provided, however, that:

(1)	if the Company or any Restricted Subsidiary has Incurred any Indebtedness (other than ordinary working capital borrowings) subsequent to the commencement of the period for which the Consolidated Coverage Ratio is being calculated and on or prior to the date as of which the Consolidated Coverage Ratio is being determined (the “Calculation Date”) that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

(2)	if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of cash or Cash Equivalents used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3)	if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Equity Interests of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4)	if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition had occurred on the first day of such period; and

(5)	if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition had occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness) provided such Indebtedness was not Incurred to make an Investment.

“Consolidated Interest Expense” means, for any period, the consolidated interest expense of the Company and its consolidated Restricted Subsidiaries for such period, on a consolidated basis determined in accordance with GAAP, plus, to the extent not included in consolidated interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication:

(1)	interest expense attributable to Capital Lease Obligations, the interest portion of rent expense associated with Attributable Debt in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalized lease in accordance with GAAP, and the interest component of any deferred payment obligations;

(2)	amortization of debt discount (including the amortization of original issue discount resulting from the issuance of Indebtedness at less than par) and debt issuance cost; provided, however, that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such amortization of bond premium has otherwise reduced Consolidated Interest Expense;

(3)	capitalized interest;

(4)	non-cash interest expense; provided, however, that any non-cash interest expense or income attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP shall be excluded from the calculation of Consolidated Interest Expense;

(5)	commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(6)	net payments pursuant to Hedging Obligations;

(7)	dividends accrued in respect of all Disqualified Stock of the Company and all Preferred Stock of any Restricted Subsidiary, in each case, held by Persons other than the Company or a Wholly Owned Subsidiary (other than dividends payable solely in Equity Interests (other than Disqualified Stock) of the Company); provided, however, that such dividends will be multiplied by a fraction of the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by the chief financial officer of the Company in good faith);

(8)	interest incurred in connection with Investments in discontinued operations;

(9)	interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Company or any Restricted Subsidiary; and

(10)	the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust.

For purposes of this definition, interest on Capital Lease Obligations shall be deemed to accrue at an interest rate reasonably determined by such Person to be the interest implicit in such Capital Lease Obligations in accordance with GAAP.

“Consolidated Net Income” means, with respect to the Company and its Subsidiaries, the aggregate of the Net Income of the Company and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income:

(1)	any Net Income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that subject to the exclusion contained in clause (4) below, the Company’s equity in the Net Income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend, distribution, other payment or return on Investment (subject, in the case of any amount paid to a Restricted Subsidiary, to the limitations contained in clause (3) below);

(2)	any Net Income of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction (or any transaction accounted for in a manner similar to a pooling of interests) for any period prior to the date of such acquisition;

(3)	any Net Income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company (but in the case of any Foreign Subsidiary, only to the extent cash equal to such Net Income is not readily procurable to the Company by such Foreign Subsidiary pursuant to intercompany loans, repurchases of Capital Stock or otherwise), except that:

(A)	subject to the exclusion contained in clause (4) below, the Company’s equity in the Net Income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(B)	the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(4)	any gain (or loss) realized upon the sale or other disposition of any assets of the Company, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which are not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(5)	extraordinary gains, losses or charges;

(6)	the cumulative effect of any change in accounting principles during such period;

(7)	any net after-tax gain (or loss) attributable to the early retirement or conversion of Indebtedness or Hedging Obligations;

(8)	the write-off of any debt issuance costs;

(9)	any non-cash impairment charges or write-off or write-down relating to goodwill or intangible assets;

(10)	any non-cash SFAS 133 income (or loss) relating to hedging activities; and

(11)	any non-cash expense or gain related to recording of the fair market value of Hedging Obligations;

in each case, for such period. Notwithstanding the foregoing, for the purposes of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Company or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

“Credit Agreement” means the Credit Agreement dated as of the Issue Date among the Company, the Co Issuer, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, J.P. Morgan Securities Inc., Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., as joint lead arrangers and joint bookrunners, Credit Suisse AG and Citigroup Global Markets Inc., as syndication agents, and the lenders party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as amended from time to time.

“Credit Facilities” means one or more debt facilities or agreements (including the Credit Agreement), commercial paper facilities, securities purchase agreements, indentures or similar agreements, in each case, with banks or other institutional lenders or investors providing for, or acting as initial purchasers of, revolving loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or the issuance and sale of securities including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, replaced (whether upon or after termination or otherwise), Refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other agreements or arrangements with respect to currency values or currency exchange rates.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Disqualified Stock” means, with respect to any Person, any Equity Interests which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1)	matures or is mandatorily redeemable (other than redeemable only for Equity Interests of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2)	is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3)	is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to a date that is 91 days after the Stated Maturity of the Notes. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Issuers to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Disposition will not constitute Disqualified Stock if the terms of such Capital Stock provide that we may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with “—Certain covenants—Restricted payments.”

“Domestic Subsidiary” means any Subsidiary of the Company that is organized under the laws of the United States of America, any state thereof or the District of Columbia.

“EBITDA” for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income (without duplication):

(1)	all income tax expense of the Company and its consolidated Restricted Subsidiaries; plus

(2)	Consolidated Interest Expense; plus

(3)	depreciation, amortization (including amortization of goodwill, financing costs and other intangibles but excluding amortization of prepaid expenses that were paid in cash in a prior period) of the Company and its Restricted Subsidiaries; plus

(4)	all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (including accretion charges and compensation expenses for equity grants issued), but excluding, in each case, any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period; plus

(5)	any net loss from disposed or discontinued operations;

less (without duplication):

(1)	all non-cash items increasing Consolidated Net Income other than accruals of revenue by the Company and its consolidated Restricted Subsidiaries in the ordinary course of business; plus

(2)	any net income from disposed or discontinued operations;

in each case determined on a consolidated basis in accordance with GAAP for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the Net Income of such Restricted Subsidiary was included in calculating Consolidated Net Income.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means a public or private sale of Capital Stock (other than Disqualified Stock and any other Preferred Stock) of the Company.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Notes” means the debt securities of the Issuers issued pursuant to the Indenture in exchange for, and in an aggregate principal amount equal to, the Notes, in compliance with the terms of the Registration Rights Agreement.

“Exelon” means Exelon Generation Company, LLC, a Pennsylvania limited liability company.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s length, free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined (x) for amounts exceeding $15.0 million in good faith by the Board of Directors of the Company and (y) for amounts less than $15.0 million in good faith by the Company; provided, however, that for purposes of clause (a)(3)(B) under “—Certain Covenants—Limitation on Restricted Payments”, if the Fair Market Value of the property or assets in question is so determined to be in excess of $15.0 million and is received from an Affiliate of the Company, such determination must be confirmed by an Independent Qualified Party. For purposes of determining the Fair Market Value of Capital Stock, the value of the Capital Stock of a Person shall be based upon such Person’s property and assets, exclusive of goodwill or any similar intangible asset.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2)	entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any Person Guaranteeing any obligation.

“Guarantee Agreement” means a supplemental indenture, in a form satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor guarantees the Issuers’ obligations with respect to the Notes on the terms provided for in the Indenture.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

“Holder” means the Person in whose name a Note is registered on the Registrar’s books.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with “—Certain covenants—Limitation on indebtedness”:

(1)	amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

(2)	the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Equity Interests in the form of additional Equity Interests of the same class and with the same terms; and

(3)	the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or the making of a mandatory offer to purchase such Indebtedness will not be deemed to be the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)	the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2)	all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

(3)	all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding any accounts payable or other liability to trade creditors arising in the ordinary course of business);

(4)	all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (but excluding obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5)	the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Subsidiary of such Person, the amount of such Preferred Stock to be determined in accordance with the Indenture (but excluding, in each case, any accrued dividends);

(6)	all Guarantees of such Person of obligations of the type referred to in clauses (1) through (5) above or dividends of other Persons;

(7)	all obligations of the type referred to in clauses (1) through (6) above of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the Fair Market Value of such property or assets and the amount of the obligation so secured; and

(8)	to the extent not otherwise included in this definition, Hedging Obligations of such Person.

Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term “Indebtedness” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

The amount of any Disqualified Stock or Preferred Stock that has a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock or Preferred Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock or Preferred Stock as reflected in the most recent financial statements of such Person.

“Independent Qualified Party” means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.

“Interest Rate Agreement” means (1) any interest rate swap agreement (whether from fixed to floating or from floating to fixed), interest rate cap agreement and interest rate collar agreements; and (2) other agreements meant to manage interest rate risk.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Equity Interests, Indebtedness or other similar instruments issued by such Person. If the Company or any Restricted Subsidiary issues, sells or otherwise disposes of any Equity Interests of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Company or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. The acquisition by the Company or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its Fair Market Value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of “Unrestricted Subsidiary,” the definition of “Restricted Payment” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1)	“Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that, upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

“Issue Date” means the date on which the Notes are originally issued.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof); provided, however, that in no event shall an operating lease be deemed to constitute a lien.

“Net Available Cash” from an Asset Disposition means cash payments and the Fair Market Value of any Cash Equivalents received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities (other than Cash Equivalents) received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

(1)	all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2)	all payments made on any Indebtedness (other than Credit Facility Indebtedness) which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries or joint ventures as a result of such Asset Disposition;

(4)	the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition, including pension and other post-retirement liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction;

(5)	investment banking, consultant, legal and accounting fees and commissions;

(6)	any relocation, restructuring or severance expenses incurred in connection with (before or after) such Asset Disposition and identified by the Company in advance of such Asset Disposition; and

(7)	any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with that Asset Disposition; provided, however, that, upon the termination of that escrow, Net Available Cash will be increased by any portion of funds in the escrow that are released to the Company or any Restricted Subsidiary.

“Net Cash Proceeds,” with respect to any issuance or sale of Equity Interests or Indebtedness, means the aggregate cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP.

“Obligations” means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements and other amounts payable pursuant to the documentation governing such Indebtedness.

“Offering Memorandum” means the Final Offering Memorandum dated August 5, 2010, pursuant to which the old Notes issued on the Issue Date were offered to investors.

“Officer” means the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer, the General Counsel or the Secretary of the Company.

“Officers’ Certificate” means a certificate signed by two Officers of the Company.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1)	the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary (other than a Special Purpose Subsidiary); provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2)	another Person if, as a result of such Investment, such other Person, in one transaction or a series of transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3)	cash and Cash Equivalents;

(4)	receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)	payroll, travel, moving and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)	loans or advances to employees made in the ordinary course of business for bona fide business purposes and consistent with past practices;

(7)	stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

(8)	any Person to the extent such Investment represents the non-cash portion of the consideration received for (i) an Asset Disposition as permitted pursuant to the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” or (ii) a disposition of assets not constituting an Asset Disposition;

(9)	any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (i) in compromise of obligations of trade creditors or customers that were Incurred in the ordinary course of business, the Company or any Restricted Subsidiary, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency or other reorganization of any trade creditor or customer, (ii) in resolution of litigation, arbitration or other disputes or (iii) as a result of foreclosure, perfection or enforcement of any Lien;

(10)	any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary;

(11)	any Person to the extent such Investments consist of Hedging Obligations otherwise permitted under the covenant described under “—Certain Covenants—Limitation on Indebtedness;”

(12)	any Person to the extent such Investment exists on the Issue Date, and any extension, modification or renewal of any such Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date);

(13)	repurchases of Notes;

(14)	guarantees of Indebtedness of the Company or any Restricted Subsidiary permitted under the covenant described under “—Certain Covenants—Limitations on Indebtedness”;

(15)	Investments in Unrestricted Subsidiaries not to exceed $5.0 million in the aggregate outstanding at any time (with the amount of each Investment being measured at the time made and without giving effect to subsequent changes in value or the sale, divestiture or other disposition of any such Unrestricted Subsidiary);

(16)	Investments in joint ventures formed solely for the purpose of bidding on U.S. government contracts not to exceed $10.0 million in the aggregate outstanding at any time (with the amount of each Investment being measured at the time made and without giving effect to subsequent changes in value or the sale, divestiture or other disposition of any such joint venture);

(17)	Investments in ZionSolutions in an aggregate amount not greater than the aggregate amount of Investments required to be made pursuant to the Zion Agreements;

(18)	Investments in Special Purpose Subsidiaries (other than ZionSolutions) not to exceed $10.0 million per Special Purpose Subsidiary or $50.0 million in the aggregate outstanding at any time (with the amount of each Investment being measured at the time made and without giving effect to subsequent changes in value or the sale, divestiture or other disposition of any such Special Purpose Subsidiary); and

(19)	additional Investments, when taken together with all other Investments made pursuant to this clause (19) and outstanding on the date such Investment is made, do not exceed the greater of (i) $50.0 million and (ii) 3.0% of Total Assets.

“Permitted Liens” means, with respect to any Person:

(1)	pledges or deposits by such Person under workers’ compensation laws, social security laws, unemployment insurance laws or similar legislation or regulations, or deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure bid, surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)	Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution;

(3)	Liens for taxes, assessments, or other governmental charges or claims, in each case not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(4)	Liens or deposits to secure the performance of statutory or regulatory obligations or in favor of issuers of surety, appeal, indemnity or performance bonds, warranty and contractual requirements, other obligations of a like nature or letters of credit issued pursuant to the request of and for the account of such Persons in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(5)	minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)	Liens securing Indebtedness Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto), and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(7)	Liens to secure Permitted Indebtedness Incurred under clauses (b)(1) and (b)(10) of the covenant described under “—Certain Covenants—Limitation on Indebtedness;”

(8)	Liens existing on the Issue Date;

(9)	Liens on assets, property or Equity Interests of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(10)	Liens on property or assets at the time such Person or any of its Subsidiaries acquires the property or assets, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property or assets owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(11)	Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Restricted Subsidiary of such Person;

(12)	Liens securing Hedging Obligations so long as such Hedging Obligations are permitted to be Incurred under the Indenture;

(13)	Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (6), (8), (9) or (10); provided, however, that:

(A)	such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(B)	the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clause (6), (8), (9) or (10) at the time the original Lien became a Permitted Lien and (y) an amount necessary to pay any fees and expenses, including premiums, related to such Refinancing, refunding, extension, renewal or replacement;

(14)	Liens on equipment of the Company or any Restricted Subsidiary granted in the ordinary course of business to clients on or about the premises of which such equipment is located;

(15)	Liens in favor of the Company, the Co-Issuer or the Subsidiary Guarantors;

(16)	Liens to secure Indebtedness of Foreign Subsidiaries on assets of such Foreign Subsidiaries;

(17)	other Liens securing Indebtedness which does not exceed $75.0 million at any one time outstanding;

(18)	Liens (i) of a collection bank arising under Section 4-208 of the Uniform Commercial Code on items in the course of collection and (ii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of setoff) and which are within the general parameters customary in the banking industry;

(19)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases or consignment of goods entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(20)	leases, licenses, subleases or sublicenses granted to other Persons in the ordinary course of business and not interfering in any material respect with the business of Parent or its Subsidiaries;

(21)	Liens on the assets or properties of, or on any general or limited partnership interest, limited liability, membership interest in, or ownership of any shares of capital stock, or other securities of, ZionSolutions to secure obligations of the Company or the Co-Issuer to Exelon and its permitted assigns in connection with the Zion Agreements;

(22)

Liens on the assets or properties of, or on any general or limited partnership interest, limited liability, membership interest in, or ownership of any shares of capital stock, or other securities of, any Special

Purpose Subsidiary (other than ZionSolutions) incurred (i) as a result of the formation or acquisition of such Special Purpose Subsidiary pursuant to the SPS Project Documentation and (ii) in an aggregate amount not to exceed $10.0 million per Special Purpose Subsidiary and $50.0 million in the aggregate;

(23)	(i) easements granted pursuant to the Zion Agreements and (ii) easements granted solely for the purpose of securing the availability of capacity at the Company’s Class A low level radioactive disposal site in Clive, Utah for the disposal of Class A low level radioactive waste in connection with contracts entered into by Special Purpose Subsidiaries to decommission non-operating nuclear power generation facilities or to secure performance thereof; provided, however, that the aggregate area of any easement granted pursuant to this clause (23) shall not exceed 10% of the availability at such Clive, Utah disposal site for the disposal of Class A low level radioactive waste as of the Issue Date; and

(24)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods in the ordinary course of business.

Notwithstanding the foregoing, “Permitted Liens” will not include any Lien described in clause (6), (9) or (10) above to the extent such Lien applies to any Additional Assets acquired directly or indirectly from Net Available Cash pursuant to the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.” For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Equity Interests of any Person, means Equity Interests of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over Equity Interests of any other class of such Person.

“principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

“Purchase Money Indebtedness” means Indebtedness (1) consisting of the deferred purchase price of property, conditional sale obligations, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds or similar Indebtedness, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed and (2) Incurred to finance the acquisition by the Company or a Restricted Subsidiary of such asset, including additions and improvements, in the ordinary course of business; provided, however, that any Lien arising in connection with any such Indebtedness shall be limited to the specific asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property on which such asset is attached; provided further, however, that such Indebtedness is Incurred within 180 days after such acquisition of such assets.

“Qualified Equity Interests” of a Person means Capital Stock of such Person other than Disqualified Capital Stock; provided, however, that such Capital Stock shall not be deemed Qualified Equity Interests to the extent sold to a Subsidiary of such Person or financed, directly or indirectly, using funds (1) borrowed from such Person or any Subsidiary of such Person or (2) contributed, extended, guaranteed or advanced by such Person or any Subsidiary of such Person (including, in respect of any employee stock ownership or benefit plan). Unless otherwise specified, Qualified Equity Interests refers to Qualified Equity Interests of the Company.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease, discharge or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Issuers or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1)	such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2)	such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

(3)	such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

(4)	if the Indebtedness being Refinanced is subordinated in right of payment to the Notes or a Subsidiary Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the Notes or such Subsidiary Guarantee, as the case may be, on terms at least as favorable to Holders of the Notes as those contained in the documentation governing the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Registration Rights Agreement” means the registration rights agreement dated the Issue Date, among the Issuers, the Subsidiary Guarantors and the Initial Purchasers.

“Related Business” means any business in which the Company or any of its Restricted Subsidiaries was engaged on the Issue Date and any business related, ancillary or complementary to such business.

“Replacement Assets” means any properties or assets used or useful in a Related Business.

“Restricted Payment” with respect to any Person means;

(1)	the declaration or payment of any dividends or any other distributions of any sort in respect of its Equity Interests (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Equity Interests (other than (A) dividends or distributions payable solely in its Equity Interests (other than Disqualified Stock), (B) dividends or distributions payable solely to the Company or a Restricted Subsidiary and (C) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

(2)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Equity Interests of the Company held by any Person (other than by a Restricted Subsidiary) or of any Equity Interests of a Restricted Subsidiary held by any Affiliate of the Company (other than by a Restricted Subsidiary), including in connection with any merger or consolidation and including the exercise of any option to exchange any Equity Interests (other than into Equity Interests of the Company that is not Disqualified Stock);

(3)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of the Company or any Subsidiary Guarantor (other than (A) from the Company or a Restricted Subsidiary or (B) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4)	the making of any Investment (other than a Permitted Investment) in any Person.

“Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means any transaction or series of related transactions pursuant to which the Company or any Restricted Subsidiary (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereinafter acquired and (b) thereafter, leases such property.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Senior Indebtedness” means with respect to any Person:

(1)	Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

(2)	all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations are subordinate in right of payment to the Notes or the Subsidiary Guarantee of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1)	any obligation of such Person to the Company or any Subsidiary of the Company;

(2)	any liability for Federal, state, local or other taxes owed or owing by such Person;

(3)	any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

(4)	any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person (other than Indebtedness that is subordinate with respect to payment of proceeds of secured assets);

(5)	that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture;

(6)	any Indebtedness, which, when Incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to such Person;

(7)	any Indebtedness of or amounts owed by such Person for compensation to employees or for services rendered to another Person; and

(8)	Indebtedness of such Person to a Subsidiary or any other Affiliate or any of such Affiliate’s Subsidiaries.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC and, for purposes of an Event of Default, any group of Restricted Subsidiaries that combined would be such a Significant Subsidiary.

“Special Purpose Subsidiary” shall mean (i) ZionSolutions and (ii) no more than five other Subsidiaries, each of which Subsidiary referred to in this clause (ii) shall (x) other than with respect to directors’ qualifying shares or de minimis non-economic interests held by the transferor of the assets to such Subsidiary pursuant to the applicable SPS Project Documentation (as defined below), be a Person whose Equity Interests are wholly owned by the Company, the Co-Issuer or a Subsidiary Guarantor, (y) have been designated by the Company to the Trustee as a Special Purpose Subsidiary and (z) have been formed for the purpose of entering into one or more contracts (such contracts and all related documentation referred to in this clause (ii), the “SPS Project Documentation”) to decommission nuclear or other types of power facilities whereby any such Subsidiary purchases and/or leases all or part of the assets of such facilities in part to succeed to licenses or permits granted in respect of such facilities by the U.S. Nuclear Regulatory Commission or any other federal or state governmental entity.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Subordinated Obligation” means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes or a Subsidiary Guarantee of such Person, as the case may be, pursuant to a written agreement, executed by such Person (or a trustee acting on such Person’s behalf) to whom such Indebtedness is owed to that effect.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1)	such Person;

(2)	such Person and one or more Subsidiaries of such Person; or

(3)	one or more Subsidiaries of such Person.

“Subsidiary Guarantee” means a Guarantee by a Subsidiary Guarantor of the Company’s obligations with respect to the Notes pursuant to the Indenture, including any Guarantee Agreement.

“Subsidiary Guarantor” means each Subsidiary of the Company that executes the Indenture as a guarantor on the Issue Date and each other Subsidiary of the Company that thereafter guarantees the Notes pursuant to the terms of the Indenture.

“Total Assets” means, as of any date of determination, the total assets reflected on the consolidated balance sheet of the Company and its Restricted Subsidiaries as of the end of the most recently ended fiscal quarter of the Company for which an internal balance sheet is available, on a consolidated basis determined in accordance with GAAP (and, in the case of any determination relating to any Incurrence of Indebtedness, on a pro forma basis including any property or assets being acquired in connection therewith); provided, however, that “Total Assets” of Foreign Subsidiaries means, as of any date of determination, the total combined assets of all of the Foreign Subsidiaries as of the end of the most recently ended fiscal quarter of the Company for which an internal balance sheet is available, on a combined basis without duplication and determined in accordance with GAAP (and, in the case of any determination relating to any Incurrence of Indebtedness, on a pro forma basis including any property or assets being acquired in connection therewith).

“Trustee” means Wells Fargo Bank, National Association until a successor replaces it and, thereafter, means the successor.

“Trust Indenture Act” means the Trust Indenture Act of 1939 (15 U.S.C. §§77aaa-77bbbb) as in effect on the Issue Date.

“Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Coverage Indebtedness under paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Indebtedness” and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two Business Days prior to such determination.

Except as described under “—Certain Covenants—Limitation on Indebtedness,” whenever it is necessary to determine whether the Company has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Voting Stock” of a Person means all classes of Equity Interests of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Subsidiary” means a Restricted Subsidiary all the Equity Interests of which (other than directors’ qualifying shares) is owned by the Company or one or more other Wholly Owned Subsidiaries.

“Zion Acquisition” means the purchase by the Company or its Affiliates from Exelon of certain assets relating to the Zion Energy Center, Units 1 and 2, located in Zion, Illinois and to consummate the related transactions, as described in the Zion Agreements.

“Zion Agreements” means, collectively, the following documents: (a) the ZionSolutions Limited Liability Company Agreement entered into by members of ZionSolutions, (b) the Asset Sale Agreement (and the amendment thereto dated as of August 17, 2009), (c) an Assignment and Assumption Agreement to be entered into by and between Exelon and ZionSolutions, (d) a Bill of Sale to be entered into by and between Exelon and ZionSolutions, (e) a Lease Agreement to be entered into by and between Exelon and ZionSolutions, (f) a Put Option Agreement to be entered into by and between Exelon and ZionSolutions, (g) a Pledge Agreement made by the Co-Issuer in favor of Exelon, (h) the Guaranty made as of December 11, 2007 by the Company in favor of

Exelon, (i) an Irrevocable Easement for Disposal Capacity to be made by the Co-Issuer to a certain trustee named thereto, (j) a Disposal Services Agreement to be entered into by and between the Co-Issuer and a certain trustee named thereto, (k) a Leased Personnel Agreement to be entered into by Exelon and ZionSolutions, (l) the Performance Guaranty made as of December 11, 2007 by the Co-Issuer in favor of Exelon, (m) a Trust Agreement by and among the Co-Issuer, a trustee named thereto and other parties party thereto in connection with a backup non-qualified decommissioning, (n) a Credit Support Agreement among Exelon, the Company and the Co-Issuer and (o) all amendments or modifications to any of the agreements listed in the foregoing clauses (a) through (n). All capitalized terms in this paragraph not otherwise defined herein shall have the meanings ascribed to such terms in that certain Asset Sale Agreement, dated December 11, 2007, by and among Exelon, ZionSolutions, the Company and the Co-Issuer.

“ZionSolutions” means ZionSolutions, LLC, a Delaware limited liability company, organized for the purpose of consummating the Zion Acquisition and whose Equity Interests shall be (other than with respect to directors’ qualifying shares or de minimis non-economic interests held by Exelon or its Affiliates) wholly owned by the Company, the Co-Issuer or a Subsidiary Guarantor.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax considerations relating to the exchange of unregistered old notes for registered exchange notes pursuant to the exchange offer and the ownership and disposition of the exchange notes issued pursuant to the exchange offer. It is not a complete analysis of all the potential tax considerations relating to the notes. This summary is based on the Code, existing and proposed Treasury Regulations thereunder, administrative rulings and pronouncements and judicial decisions, all as in effect on the date of this prospectus and all subject to change or differing interpretations, possibly with retroactive effect.

This summary is limited to beneficial owners of old notes that purchased the original notes at their “issue price” (the first price at which a substantial amount of the original notes were sold to persons other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and have held the old notes, and will hold the exchange notes, as “capital assets” within the meaning of section 1221 of Code. This summary does not address the tax considerations arising under other federal tax laws (such as estate and gift tax laws) or the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address all tax considerations that may be applicable to holders’ particular circumstances or to holders that may be subject to special tax rules under the U.S. federal income tax laws, such as, for example:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	brokers and dealers in securities or currencies;

•	persons who have ceased to be citizens or residents of the United States;

•	traders in securities that elect to use a mark-to-market method of tax accounting for their securities holdings;

•	U.S. holders (as defined below) whose “functional currency” is not the U.S. dollar or who hold notes through a foreign entity or foreign account;

•	persons that will hold the notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction;

•	persons deemed to sell the notes under the constructive sale provisions of the Code; or

•	partnerships (or other entities or arrangements classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or investors in such entities.

This summary of certain U.S. federal income tax considerations is for general information only and is not tax advice. This summary is not binding on the Internal Revenue Service, which we refer to as the IRS. We have not sought, and will not seek, any ruling from the IRS with respect to the statements made in this summary, and there can be no assurance that the IRS will not take a position contrary to these statements or that a contrary position taken by the IRS would not be sustained by a court. You are urged to consult your own tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax considerations arising under other U.S. federal tax laws, the laws of any state, local or foreign taxing jurisdiction or any applicable income tax treaty.

Exchange of Old Notes for Exchange Notes

The exchange of an old note for an exchange note pursuant to the exchange offer (described under “The Exchange Offer”) will not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, a holder will not recognize any gain or loss upon the receipt of an exchange note pursuant to the exchange offer. The holding period for such an exchange note will include the holding period for the old note exchanged pursuant to the exchange offer, and the initial tax basis in such an exchange note will be the same as the adjusted tax basis in the old note as of the time of the exchange. The U.S. federal income tax consequences of holding and disposing of an exchange note received pursuant to the exchange offer generally will be the same as the U.S. federal income tax consequences of holding and disposing of an old note.

The following summary assumes that the exchange of the old notes for the exchange notes pursuant to the exchange offer will not be treated as a taxable exchange and that the old notes and the exchange notes will be treated as the same security for U.S. federal income tax purposes.

Certain Additional Payments

It is possible that the IRS could assert that the additional interest which we would have been obligated to pay if the exchange offer registration statement were not filed or declared effective within the applicable time periods was a contingent payment for purposes of the original issue discount, or OID, rules. It is also possible that the IRS could assert that the payment by us of 101% of the face amount of any note purchased by us at the holder’s election after a change of control, as described above under the heading “Description of Notes—Change of Control,” is a contingent payment for purposes of the OID rules. If any such payment is treated as a contingent payment, the notes may be treated as contingent payment debt instruments, in which case the timing and amount of income inclusions and the character of income recognized may be different from the consequences described herein. The Treasury regulations regarding debt instruments that provide for one or more contingent payments state that, for purposes of determining whether a debt instrument is a contingent payment debt instrument, remote or incidental contingencies are ignored. We believe that the possibility of our making any of the above payments was and is remote and, accordingly, we will not treat the notes as contingent payment debt instruments. Our treatment will be binding on all holders, except a holder that discloses its differing treatment in a statement attached to its timely filed U.S. federal income tax return for the taxable year during which the note was acquired. However, our treatment is not binding on the IRS. If the IRS were to challenge our treatment, a holder might be required to accrue income on the notes in excess of stated interest and to treat as ordinary income, rather than capital gain, any gain recognized on the disposition of the notes before the resolution of the contingencies. In any event, if we actually make any such payment, the timing, amount and character of a holder’s income, gain or loss with respect to the notes may be affected. The remainder of this discussion assumes that the notes will not be contingent payment debt instruments. Holders are urged to consult their own tax advisors regarding the potential application to the exchange notes of the rules regarding contingent payment debt instruments and the consequences thereof.

Tax Considerations for U.S. Holders

This subsection describes the U.S. federal income tax considerations for a U.S. holder. For purposes of this summary, “U.S. holder” means a beneficial owner of the notes that is, for U.S. federal income tax purposes:

•	an individual that is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust, if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust (or certain other trusts that have elected to continue to be treated as U.S. trusts).

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner in the partnership will generally depend upon the partner’s status and the activities of the partnership. If you are an entity or arrangement treated as a partnership for U.S. federal income tax purposes (or if you are a partner in such a partnership), you are urged to consult your own tax advisors about the U.S. federal income tax considerations relating to acquiring, owning and disposing of the notes.

If you are not a U.S. holder, this subsection does not apply to you and you should refer to “—Tax Considerations for Non-U.S. Holders” below.

Payments of Stated Interest

You will generally be required to include stated interest in income as ordinary income at the time the interest is received or accrued, according to your method of tax accounting.

Sale, Exchange or Other Taxable Disposition of the Notes

You will generally recognize capital gain or loss upon the sale, exchange, redemption, repurchase or other taxable disposition of the notes equal to the difference between (1) the amount of cash proceeds and the fair market value of any property received (other than amounts representing accrued but unpaid interest, which, if not previously taxed, will be taxable as such) and (2) your adjusted tax basis in the note. Your adjusted tax basis in a note will, in general, be your cost for the note.

The capital gain or loss recognized on the disposition of an exchange note generally will be long-term capital gain or loss if, at the time of such disposition, your holding period for the exchange note is more than one year. Long-term capital gains of individuals and other non-corporate taxpayers are generally eligible for preferential rates of taxation. The deductibility of capital losses is subject to certain limitations.

Medicare Tax

For taxable years beginning after December 31, 2012, recently enacted legislation will generally impose a 3.8% Medicare tax on the net investment income of certain individuals with a modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” will generally include interest paid with respect to an exchange note and net gain from the sale, exchange, redemption, repurchase or other taxable disposition of an exchange note, unless such interest or net gain is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the Medicare tax to your income and gains in respect of the exchange notes.

Tax Considerations for Non-U.S. Holders

This subsection describes the U.S. federal income tax considerations for a non-U.S. holder. For purposes of this summary, a “non-U.S. holder” is a beneficial owner of notes that is neither a U.S. holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for United States federal income tax purposes, is a holder of a note, the U.S. federal income tax treatment of a partner in such a partnership will generally depend on the status of the partner and the activities of the partnership. Partners in such a partnership are urged to consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them of acquiring, holding or disposing of the notes.

If you are not a non-U.S. holder, this subsection does not apply to you and you should refer to “—Tax Considerations for U.S. Holders” above.

Payments of Interest

Subject to the discussion of backup withholding below, you will generally not be subject to U.S. federal income tax or the 30% U.S. federal withholding tax on interest paid on the notes so long as that interest is not effectively connected with your conduct of a trade or business within the United States (or, if an income tax treaty applies, is not attributable to a permanent establishment maintained by you in the United States), provided that:

•	you do not (directly or indirectly, actually or constructively) own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code; and

•

you provide the applicable withholding agent with, among other things, your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)).

If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide the applicable withholding agent with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest is not subject to U.S. federal withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

Sale, Exchange or Other Taxable Disposition of the Notes

Subject to the discussion of backup withholding below, you will generally not be subject to U.S. federal income or withholding tax on any gain recognized on the sale, exchange, redemption, repurchase or other taxable disposition of a note, unless:

•

that gain is effectively connected with the conduct by you of a trade or business within the United States (and if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by you in the United States); or

•

if you are an individual non-U.S. holder, you are present in the United States for at least 183 days in the taxable year of such sale, exchange, redemption, repurchase or disposition and certain other conditions are met.

If you are described in the second bullet point above, you will generally be subject to U.S. federal income tax at a rate of 30% on the amount by which your capital gains allocable to U.S. sources, including gain from such sale, exchange, redemption, repurchase or disposition, exceed capital losses allocable to U.S. sources, except as otherwise required by an applicable income tax treaty.

To the extent that the amount realized on any sale, exchange, redemption, repurchase or other taxable disposition of notes is attributable to accrued but unpaid interest on the note, this amount generally will be treated in the same manner as payments of interest as described under the heading “—Payments of Interest” above.

Interest or Gain Effectively Connected with a U.S. Trade or Business

If you are engaged in a trade or business in the United States and interest on a note or gain recognized from the sale, exchange, redemption, repurchase or other taxable disposition of a note is effectively connected with the conduct of that trade or business (and, if an income tax treaty applies, is attributable to a permanent establishment maintained by you in the United States), you will generally be subject to U.S. federal income tax (but not the 30% U.S. federal withholding tax if you provide an IRS Form W-8ECI with respect to interest as described above) on that interest or gain on a net income basis in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a “branch profits tax” equal to 30% (or lower applicable income tax treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest and gain effectively connected with your trade or business in the United States will be included in the earnings and profits of a foreign corporation.

Backup Withholding and Information Reporting

Payments to you of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you. Copies of these information returns may also be made available under the provisions of a specific treaty or other agreement to tax authorities of the country in which a Non-U.S. Holder resides.

If you are a U.S. holder, information reporting requirements generally will apply to all payments we make to you and the proceeds from a sale of a note (including a retirement or redemption), unless you are an exempt recipient. If you fail to supply your correct taxpayer identification number, under-report your tax liability or otherwise fail to comply with applicable U.S. information reporting or certification requirements, the IRS may require us to backup withhold U.S. federal income tax at the applicable backup withholding rate (currently 28%, but currently scheduled to increase to 31% in 2011) from those payments.

Generally, interest payments on the notes to non-U.S. holders and any U.S. federal withholding tax deducted from such payments must be reported annually to the IRS and to the non-U.S. holders. As a non-U.S. holder, you generally will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person (as defined under the Code) and you have given us the certification described under the heading “—Tax Considerations for Non-U.S. Holders—Payments of Interest” above. In addition, if you are a non-U.S. holder, you will not be subject to backup withholding and information reporting with respect to the proceeds from a sale of the notes within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the certification described under the heading “—Tax Considerations for Non-U.S. Holders—Payments of Interest” above and does not have actual knowledge or reason to know that you are a U.S. person (as defined under the Code) or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules may be credited against your U.S. federal income tax liability and any excess may be refundable if the proper information is provided to the IRS on a timely basis.

Recent Legislation

Recently enacted legislation regarding foreign account tax compliance, effective for payments made after December 31, 2012, imposes a withholding tax of 30% on interest and gross proceeds from the disposition of certain debt instruments paid to certain foreign entities unless various information reporting and certain other requirements are satisfied. However, the withholding tax will not be imposed on payments pursuant to obligations outstanding as of March 18, 2012. In addition, the legislation also imposes new U.S. return disclosure obligations (and related penalties for failure to disclose) on persons required to file U.S. federal income tax returns that hold certain specified foreign financial assets (which include financial accounts in foreign financial institutions). Holders should consult their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale until 180 days after the expiration date of the exchange offer.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to this exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Until the earlier of 180 days after the date the exchange offer registration statement becomes effective and the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. Pursuant to the registration rights agreement, we have agreed to pay all expenses incident to this exchange offer (including the expenses of one counsel for the holders of the notes) and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes and the subsidiary guarantees are being passed upon for us by Jones Day. Holland & Hart LLP is passing upon certain matters of the laws of the States of Utah and Colorado. Stites & Harbison, PLLC is passing upon certain matters of the laws of the State of Tennessee.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010 as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

$300,000,000

EnergySolutions, Inc.

EnergySolutions, LLC

10.75% Senior Notes due 2018

PROSPECTUS